


03059966

Westell Technologies, Inc. 2003 Annual Report


PROCESSED
AUG 26 2003
THOMSON
FINANCIAL



While our strategic and tactical planning played a significant role in making our year successful, the real credit goes to our employees and partners.

To our shareholders, customers, suppliers and employees: We will always regard 2003 as a remarkable fiscal year, one in which we managed to outperform the market by a substantial margin. While the past year proved exceedingly trying for most telecommunications companies, I am very pleased to report that we met our commitment to deliver a profitable year. In fact, Westell posted four consecutive profitable quarters resulting in the first profitable year since going public in 1995.

Let me share with you some of the key financial highlights of this past year. As a result of conscious disengagement of certain programs plus significant market price compression, our top line revenue dropped. That was expected, and we are now in the process of regenerating growth in this area. The other key financial metrics all showed dramatic improvement, and that was the primary objective for FY03. We brought the company's financial state back to health. These key metrics are shown below:

- **Revenue of $210M**
- **Gross Margin of 30%, a 16 basis point improvement over fiscal year 2002**
- **Net earnings of $7.2M**
- **$11.5M in cash**

The Balance Sheet is much improved as our cash position has become increasingly positive. Debt is being reduced to relatively low levels, and should be minimal within the next 12 months. Our bank financing arrangement was recently renewed with a significant term extension. We are presently using a small percentage of this line, and do not expect this trend to change.

Two years ago when I assumed the leadership role at Westell Technologies, we made a commitment to first become profitable and then to sustain profitable growth. With a focused vision for the Company, we have been systematically executing the plan that was articulated. The first stage of the strategy—i.e., becoming profitable—has been achieved. Now, we are focused on establishing a foundation for long-term, profitable growth of our Company.

Total team effort: While our strategic and tactical planning played a significant role in making our year successful, the real credit goes to our employees and partners. All across our organization our people acted as a strong, focused team to reach our goal of profitability. Their execution of these plans, up and down the company, is largely responsible for these positive results. They deserve all the acknowledgments and thanks that they are now receiving.

While we are gratified that we have achieved profitability so quickly, we are already pushing our way toward the next stage of our strategy—i.e., profitable growth. We believe that Westell is uniquely positioned for growth in the DSL and conferencing spaces, two areas that are once again active. Our success in these markets is creating opportunities for logical diversification into areas such as WiFi solutions, managed DSL services, voice-over-IP, video, support software applications, and other emerging markets. The combination of market share expansion in our core business and diversification into some of these new markets is how we intend to grow the business over the next couple of years. Let me elaborate on some of these areas.

Broadband access solutions: While the general telecommunications industry is still in recession, the DSL market has become a notable exception. The U.S. broadband demand has been remarkably robust with total subscriber growth predicted to reach 41 million households from 17 million over the next five years. DSL is an extremely important area for the large telephone companies as a source of new revenue and competitive positioning. Strategically, broadband will become the key element of a bundled service offering along with local, long distance, wireless and other to-be-developed services. The DSL modem/gateway platform is becoming the telephone companies' competitive entry in the battle for the home and small-medium business networks. For the next few years, this competition will dominate the telecommunications landscape. This development was always a key assumption in Westell's strategic thinking, and now it is coming to pass.

Recently, there have been a number of significant, positive improvements in the DSL market that directly benefit Westell modem, gateway and router products.

- Earlier this year the Federal Communications Commission (FCC) Triennial Review provisionally cleared broadband and DSL of the regulatory uncertainty that has been impeding more aggressive deployments.
- Subsequent to the FCC's announcement, most of the large telephone companies announced plans that they would be expanding capital investments relating to DSL deployments and increasing investment in DSL marketing programs. These telephone companies are now aggressively marketing broadband technology to their customers, and we are beginning to see the results of these efforts.
- We believe this new level of commitment to DSL is a permanent shift that bodes well for the next several years.

We are extremely proud of the long-standing relationships we have with the largest telephone companies. As long as we maintain these relationships and continue to provide superior value to our customers, we should benefit from the growth in the DSL market. However, we realize that to grow faster than the market Westell must continue to drive both product and new customer development. We are aggressively pursuing both imperatives.

Managed services: Another area of emerging interest and future opportunity for Westell is "managed services." Managed services refers to the delivery of special services to the rapidly growing installed base of DSL users from an overlay, server-based infrastructure.

Our proposed approach is very flexible and permits maximum speed, flexibility and cost effectiveness to the DSL service providers in the delivery of new services to customers. Westell is currently developing an array of new capabilities in the area of managed services. We believe this will become an issue of strategic importance to our customers, and consequently, is an area of high interest for us.

Conferencing services: Our ConferencePlus subsidiary continues to demonstrate quarterly performance improvement as the new management team implements its plans. The conferencing marketplace is being stimulated by the unfortunate realities of global terrorism, economic constraints and developments such as SARS. ConferencePlus is well positioned to capitalize on the growing acceptance of all forms of conferencing services, especially the combination of audio and web conferencing technologies. We believe the conferencing market has reached a new inflection point that makes it more interesting than ever. Substituting effective conferencing for travel is no longer a novelty—it is now an economic imperative. Conference Plus, with its efficient business model, superior systems capabilities and new momentum expects to capitalize on this resurgent conferencing market.

Research and development: Our immediate research and development efforts are focused on increasing our product leadership, and Westell's new WireSpeed modem using DMH (Dynamic Multi-Hybrid) technology is one of our most promising recent developments. This enhancement provides significant performance advantage over our competitors, and will continue to do so through the next product platform upgrade. This upgrade also will bring the next evolution of DSL standards, ADSL 2 and 2+. We are also introducing a broad set of gateway/router products to build upon the market strength we have in the consumer modem space. Additionally, we have implemented S=1/2 technology to enable customers to provide new video-over-DSL solutions, as well as a number of other product enhancements.

The more advanced R&D programs are concentrating on wireless, voice-over-IP, as well as additional video and managed services applications. It is important to note that interactions with our customers on these subjects are well underway. We intend to invest in both organic and inorganic options so that we stay abreast of our customers' requirements for new and innovative solutions.

Westell's Engineering team has proved its considerable capabilities over the years and continues to pace the market. We have no intention of ceding this leadership to any other company.

Operations: Finally, we cannot overlook the contributions our Operations Department has made to our turnaround. By careful management of our supply chain, production processes and logistics, we continue to generate additional savings and add significant value for our shareholders and customers. We have put in place a capacity expansion plan that will permit us to accommodate the rapidly increasing demand for DSL products. Westell has also arranged an EMS North America manufacturing back up, so that if required, it can fully support the dramatic growth being forecasted for the DSL market.

Summary: On behalf of the entire corporation, I would like to express my sincere appreciation to customers whom we have had the privilege of serving this past year. Your confidence in us reinforces our commitment to bringing you the highest level of service in the years ahead. The fact that our success depends on our customers' success is something we never forget.

The last several years have been very difficult for all our stakeholders. In particular, our stockholders and our employees have endured some exceedingly trying times. We end this tumultuous period for Westell as a stronger company that is much better positioned for growth, and growth is what we intend to deliver.

We remain committed to sustaining the competitive advantage we have built, providing superior products and services to our customers, and to building shareholder value in the process. We believe that the future has never been brighter for Westell Technologies and all its stakeholders, especially our customers.

Again, thank you for your continued confidence and support.



Van Cullens
President and CEO

Strategically, broadband will become the key element of a bundled service offering along with local, long distance, wireless and other to-be-developed services.

An area of emerging interest and future opportunity for Westell is "managed services."

Our immediate research and development efforts are focused on increasing our product leadership, and Westell's new WireSpeed modem using DMH (Dynamic Multi-Hybrid) technology is one of our most promising recent developments.

By operating from the same facility, operations works side-by-side with R&D engineers to develop the most cost effective and manufacturable designs possible.



to slash costs, boost quality and preserve its United States manufacturing base as it becomes even more competitive. Westell's manufacturing and supply chain operations reside within the Company's corporate headquarters. This 180,000 sq. ft. facility delivers a cost competitive product platform as well as unequaled supply chain flexibility and customer responsiveness. The operations team regularly benchmarks its costs against EMS subcontractors in the Americas and Asia. These important comparisons confirm Westell's competitiveness and validate the decision to manufacture in the U.S.

In 2001, the Company completely revamped its operations department. John Clark, Sr. Vice President of Operations was charged with the task. Clark and his talented team offered over 120 years of operations experience to Westell, and much of it with large high-tech companies. The team's outstanding track record is distinguished for its proven excellence and innovation in the supply chain arena.

Westell's manufacturing productivity has increased dramatically and the skills and expertise are continually being elevated. Process controls, quality management, organizational flexibility and development of a continuous improvement mindset are hallmarks of Westell's operations turnaround.

Westell has also demonstrated success in inventory efficiency.

Westell's program uses many leading edge techniques to achieve these results: vendor managed inventory (VMI), just-in-time (JIT) programs, consignment programs, EDI, local stocking arrangements and guaranteed upside flexibility agreements.

Westell's inventory turns are superior to virtually all telecommunications equipment suppliers, including those who use subcontractors. The Company's materials management success has freed up cash to fuel business growth, enhanced flexibility and dramatically reduced exposure to excess and obsolete write-offs.

Competitors shifting production offshore are exposed to geopolitical uncertainties, work stoppages and, most recently to health-related issues such as SARS.

With a depressed capital equipment market, Westell was able to substantially upgrade the surface mount lines in early 2003 with the latest generation of placement equipment at nominal cost, unencumbered by long-term commitments.

Westell's winning strategies:

The efficiency of this new equipment along with the recent factory footprint reconfiguration delivers significant production capacity of broadband products without costly facility expansion. Our Illinois operations, with back up provided by our manufacturing partner, can now handle any demand scenario we foresee for the North American market.

Westell's operations team has significantly increased its advanced manufacturing engineering capabilities.

Westell's investment in design for manufacturability has been handsomely rewarded with cost reductions and quality improvement. The co-location with R&D permits rapid implementation of design changes, quick turnarounds on prototype units and immediate collaboration on daily operational issues.

For the high volume broadband products, Westell successfully converted to a build-to-order (BTO) model allowing it to change over production lines from customer-to-customer with minimal disruption. Product software loads, configuration controls and unique pack-out requirements are all managed as part of the production process permitting Westell to do "mass customization" on a dynamic basis. The Company's ability to cut in software upgrades on a real-time basis simply cannot be matched by offshore competitors with a typical 6 to 8 week supply chain. This flexibility alone gives Westell a significant competitive advantage.

Because Westell's operations team directly manages its manufacturing process, they are able to monitor and enhance the controls under their direct supervision. Unlike many competitors, Westell is not dependent on a third-party EMS subcontractor half way around the world to implement change and react to manufacturing process drift. Westell continues to improve the robustness of its process, testing and reliability verification to maintain an industry-leading product performance.

The Aurora-based manufacturing facility provides an extremely competitive product cost structure.

The compact and flexible supply chain allows Westell to meet its customers' requirements with unmatched speed, precision and responsiveness. Westell's unique ability to introduce change in design, software and in real-time process control provides us with a competitive advantage over any other broadband supplier.



2-year summary

(in thousands except per share data)	**2003**	2002
Total revenues	**$ 210,021**	239,823
Operating income (loss)	**$ 10,303**	(161,643)
Income (loss) before income taxes	**$ 7,646**	(167,429)
Net income (loss)	**$ 7,274**	(167,429)
Net cash provided by (used in) operating activities	**$ 22,744**	(13,344)
Capital expenditures	**$ 2,766**	9,205
Treasury stock purchases	**$ –**	247
Financial position at year end:		
Total assets	**$ 109,474**	126,153
Total debt	**$ 34,817**	50,655
Total shareholders' equity	**$ 43,493**	36,273
Shares outstanding	**64,925**	64,317
Per common share:		
Net (loss) income	**$ 0.11**	(2.60)
Dividends declared	**$ –**	–
Market price at year end	**$ 4.04**	1.55

These new products will provide us with solid market opportunities and long-term growth prospects.

Innovation remains the pulse of any technology-driven company and that is certainly true at Westell today. The future expansion of broadband wireless communications for existing DSL subscribers looks very optimistic to Westell. We are currently working to expand our wireless space participation with new broadband solutions.

Today, there are million of homes in the U.S. which are located in low population density areas, without access to DSL for Internet access. We will continue to work with our customers to extend the DSL footprint to these homes and small businesses with the next generation broadband technology.

Our research and development efforts are moving aggressively at a time when some of our competitors are distracted by their own problems and not prepared to address the future. Our managers here see their job as one to make and sell broadband access products people need. We are proud of what we've recently accomplished and what more we can accomplish. Here are some examples of the growth-based opportunities:

One of Westell's most significant developments has been our new WireSpeed modem using DMH (Dynamic Multi-Hybrid) technology. This innovative new technology, for which Westell has filed patents, dramatically improves DSL performance by as much as five times on DSL lines with either network or in-home wiring bridged taps. Westell modems incorporating DMH, as well as the companion PSD Shaping technology, offer DSL service providers the opportunity to immediately and significantly reduce their operational expenses, expand their revenue and increase their service availability without any additional network capital investment.



Westell recognizes the interest wireless is receiving in the marketplace. We now provide distribution options with our modem and gateway products, but clearly **WiFi** is becoming the most popular of these options. We are working on a number of wireless applications for our DSL offerings. A recently announced RBOC WiFi HotSpot service rollout for a large metropolitan area includes Westell's modem as part of the systems integrated solution supporting this offering.


POWER
DSL
ETHERNET
USB

Westell is currently developing an array of new capabilities in the area of managed services. Westell's managed services approach offers DSL service providers maximum speed, flexibility and cost effectiveness in the delivery of new services. The managed services area represents an intriguing and strategic opportunity as Westell evaluates its future business growth.




WESTELL

The Company is preparing for the rapid introduction of the next DSL standards evolution, ADSL2 and 2+, early next calendar year. Westell actively supports the introduction of these new standards as we work at the DSL Forum and with our industry partners. The new capabilities provided with these new standards will allow our customers to offer the most competitive broadband services, and this is good for Westell.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2003 or

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ________ to __________.

Commission file number: 0-27266

WESTELL TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**36-3154957** (I.R.S. Employer Identification No.)
750 N. Commons Drive **Aurora, Illinois** (Address of principal executive offices)	**60504** (Zip Code)

Registrant's telephone number, including area code: **(630) 898-2500**

Securities registered pursuant to Section 12(b) of the Act: **None**
Securities registered pursuant to Section 12(g) of the Act:

Class A Common Stock, $.01 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer as defined be rule 12b-2 of the Act. Yes [ ] No [X]

The registrant estimates that the aggregate market value of the registrant's Class A Common Stock held by non-affiliates (within the meaning of the term under the applicable regulations of the Securities and Exchange Commission) on September 30, 2002 (based upon an estimate that 70% of the shares are so owned by non-affiliates and upon the average of the high and low prices for the Class A Common Stock on the NASDAQ National Market on that date) was approximately $64 million. Determination of stock ownership by non-affiliates was made solely for the purpose of responding to this requirement and registrant is not bound by this determination for any other purpose.

As of June 9, 2003, 48,417,967 shares of the registrant's Class A Common Stock were outstanding and 17,650,860 shares of registrant's Class B Common Stock (which automatically converts into Class A Common Stock upon a transfer of such stock except transfers to certain permitted transferees) were outstanding.

The following documents are incorporated into this Form 10-K (and any amendments thereto) by reference:
Portions of the Proxy Statement for 2003 Annual Meeting of Stockholders (Part III).

WESTELL TECHNOLOGIES, INC.
2003 ANNUAL REPORT ON FORM 10-K CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Report of Form 10-K regarding matters that are not historical facts or that contain the words "believe", "expect", "continue," "intend", "anticipate" or derivatives thereof, are forward looking statements. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed herein under the section titled "Risk Factors" set forth herein and elsewhere in this Annual Report on Form 10-K. Westell Technologies, Inc. ("Westell" or the "Company") undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. BUSINESS

Westell Technologies, Inc., (the "Company") was incorporated in Delaware in 1980 and its headquarters are located at 750 North Commons Drive, Aurora, Illinois. The Company is comprised of two segments: equipment sales and teleconference services. In the equipment segment, the Company designs, manufactures, markets and services a broad range of digital and legacy analog products used by telephone companies and other telecommunications service providers to deliver broadband services primarily over existing copper telephone wires that connect end users to a telephone company's central office. The central office is a telephone company building where subscriber lines are joined to switching equipment that can connect subscribers to each other. The copper wires that connect users to these central offices are part of the telephone companies' networks and are commonly referred to as the local loop or the local access network.

The equipment manufacturing segment consists of two product lines: Broadband products and Telephone Company Access Products (TAP). The Broadband product line includes broadband and digital subscriber line (DSL) technology products that allow the transport of high-speed data over the local loop and enable telecommunications companies to provide high-speed services over existing copper infrastructure. In addition, Westell also provides DSL products for businesses and enterprises such as Internet Service Providers. The Company also designs, develops and sells Telephone Company Access Products (TAP) that monitor and maintain special service circuits in telephone companies' local loops. Westell products are deployed worldwide, but Westell realizes the majority of its revenues from the North American market.

The Company's service segment is comprised of a 91.5% owned subsidiary, Conference Plus, Inc. Conference Plus provides audio, video, and web conferencing services. Businesses and individuals use these services to hold voice, video or web conferences with many people at the same time. Conference Plus sells its services directly to large customers, including Fortune 1000 companies, and serves other customers indirectly through its private reseller program.

Revenues and total assets from Westell's two reportable segments for the fiscal years ended March 31, 2003 are as follows (for more information also see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and note thereto included in this Annual Report on Form 10-K):

(dollars in thousands)	Fiscal year ended March 31,					
Revenue:	2001	%	2002	%	2003	%
Telecom equipment	$319,494	88%	$191,302	80%	$168,216	80%
Telecom services	41,983	12%	48,521	20%	41,805	20%
Total revenue	$361,477		$239,823		$210,021	
Assets:						
Telecom equipment	$295,960	94%	$105,969	84%	$86,702	79%
Telecom services	19,179	6%	20,184	16%	22,772	21%
Total assets	$315,139		$126,153		$109,474	

Financial information for each of the Company's business and operations by geographic area and segments is located in Note 9 of the consolidated financial statements included in this Annual Report and is incorporated herein by reference.

In fiscal 2003, the Company was profitable for the first time as a public company. From fiscal 1996 through fiscal 2002, the Company reported net losses and negative operating cash flow except for fiscal 1996, which had positive operating cash flow. In fiscal 2003, a significant customer was lost in the Company's services segment. In fiscal 2002 and 2003, the Company restructured its business in response to the economic downturn in the telecommunications industry. The economic downturn impacted units sold and pricing in the telecom equipment segment of the business, particularly in the TAP products. Broadband was impacted less by the downturn as demand for DSL products increased. The Company was also able to increase profit margin in the telecom equipment manufacturer segment through a reduction in material, labor and handling costs, particularly in the broadband product lines. The fiscal 2003 gross margin was positively effected by $2.2 million as the Company was able to sell modem inventory which had been reserved as excess and obsolete based on the estimated technological life of the modems at March 31, 2002. All of the above factors contributed to the Company's ability to be profitable in fiscal 2003.

The Company's stock is divided into two classes. Class A common stock is entitled to one vote per share while class B common stock is entitled to four votes per share. The Company's largest stockholder is a voting trust that owned as of June 9, 2003 49.8% of the voting control of the Company. The trust was formed for the benefit of Robert C. Penny III and Melvin J. Simon and their respective families. Certain Penny family members also own or are beneficiaries of trusts that own shares outside of the voting trust. As trustees of the Voting Trust and other trusts, Messrs. Penny and Simon control 54.5% of the voting stock and therefore effectively control the Company.

The Company's Products

The equipment segment of the Company's business consists of two product lines, offering a broad range of products that facilitate the broadband transmission of high-speed digital and analog data between a telephone company's central office and end-user customers. These two product lines are:

- *Broadband*: Westell's family of broadband products enable the transport of high-speed data over existing local telephone lines and allow telecommunications companies to provide high-speed services using their current copper infrastructure. The Company's broadband products also enable residential, small business and Small Office Home Office (SOHO) users to network multiple computers, telephones and other devices to access the Internet. Digital Subscriber Lines (DSL) products make up the majority of the revenue in this product group.
- *Telephone Company Access Products (TAP):* Westell's TAP product family consists of manageable and non-manageable transmission equipment for telephone services, and an array of products used for connecting telephone wires and cables. Network Interface Units (NIU) and NIU mounting products make up the majority of revenue from this product group.

The following table sets forth the revenues from Westell's two product groups for the fiscal years indicated (for more information also see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report on Form 10-K):

	Fiscal Year Ended March 31,		
	2001	2002	2003
	(Dollars in thousands)		
Broadband products	$ 198,660	$105,011	$111,146
TAP products	120,834	86,291	57,070
Broadband products % of total revenues	55.0%	43.8%	52.9%
TAP products % of total revenues	33.4%	35.9%	27.2%

The prices for the products within each market group vary based upon volume, customer specifications and other criteria and are subject to change due to competition among telecommunications manufacturers. Increasing competition, in terms of the number of entrants and their size, and increasing size of the Company's customers because of past mergers, continues to exert downward pressure on prices for the Company's products. The Company has also elected to eliminate some products and exit some markets based on an analysis of current and future prospects.

Broadband Products. Westell's Broadband products allow the transport of high-speed data over the local loop and enable telecommunications companies to provide high-speed services over existing copper infrastructure. The Company's broadband products also enable residential, small business and Small Office Home Office (SOHO) users to network multiple computers, telephones and other devices to access the Internet. Digital Subscriber Lines (DSL) products make up the majority of the revenue in this product group.

Digital subscriber line (DSL) technology uses complex modulation methods to enable high-speed services over copper phone lines. DSL allows the simultaneous transmission of data at speeds up to 8.0 megabits per second when receiving information on the Internet, or 140 times faster than standard 56k modem dial up service, and up to 1 megabits per second when sending information on the Internet, or 17 times faster than standard 56k modem dial up service, while also providing standard analog telephone service over a single pair of copper wires. DSL operates at distances of up to 18,000 feet from the telephone company's central office. With DSL technology, a user can talk on the telephone and transmit high-speed data at the same time over the same copper phone line. DSL products enable telephone companies to provide interactive multimedia services over copper wire while simultaneously carrying traditional telephone services, thus mitigating the need for the consumers to install second lines to provide these services. DSL technology is also known as Asymmetric Digital Subscriber Line (ADSL) when it refers to products that provide the ability to send and receive information at varying speeds.

The DSL connection or link is comprised of a DSL Access Multiplexer (DSLAM) and equipment at the users location referred to as customer premise equipment (CPE). The DSLAM is a piece of equipment that typically resides in the telephone companies' central offices. It aggregates, or multiplexes, multiple DSL access lines into a telephone company's high-speed line back to its core or central network. As network service providers begin deploying DSL based services, the need for DSL line concentration at the central offices increases. The CPE is typically a small device enabling DSL services that sit on a desktop next to a personal computer.

The following table sets forth a list of the Company's principal Broadband products and their applications:

Product	Description	Applications
WireSpeed™ ADSL Modem	Customer premise equipment (CPE) that is connected to a telephone line that has been configured to provide Asymmetrical Digital Subscriber Line (ADSL) service from the telephone company. This device is typically located in the home or office of the customer. Customer users can achieve speeds of up to 8 megabits per second when receiving information on the Internet and up to 1 megabit per second when sending information on the Internet. The target market for this product is residential users.	Enables a residential customer of ADSL service to connect a home PC to the ADSL service for high speed Internet access.
WireSpeed™ ADSL NAT Router	Westell's WireSpeed ADSL NAT Router is a simple plug-and-play device that offers Network Address Translation (NAT) routing and a built-in firewall. NAT is a method of connecting multiple computers to the Internet (or any other IP network) using one IP address. NAT routing also provides security for devices on the local area network (LAN). The target market for this product is residential and small office home office (SOHO).	Offers residential and small office home office (SOHO) sophisticated routing, security protection and easy installation all in one box.
Westell xDSL Gateway	Westell's xDSL Gateway product line offers support for either ADSL or other types of DSL service with a variety of wireline and wireless networking technologies. The target market for this product is residential, small office home office (SOHO), and small business.	Enables residential, SOHO, and small businesses to easily network their broadband services to multiple PCs and other computing devices.

TAP Products. Westell's TAP products provide telephone companies with products to transport, maintain and improve the reliability of services over copper and fiber lines in the local access network. The following table sets forth a list of the Company's principal TAP products and their applications:

Product	Description	Applications
Network Interface Unit (NIU)	The NIU is a T1 circuit termination device that allows circuit loopback and access to historical circuit performance.	Provides a "demarcation point" or hand-off between the telephone company equipment and customer's equipment on T1 circuits. The NIU also functions as an maintenance tool that allows the telephone company to remotely drop the customer and test the line back toward the network. This functionality provides valued troubleshooting capability that helps the telephone company reduce maintenance costs and customer down-time.
NIU-PM (Network Interface Unit with Performance Monitoring)	Network Interface Unit with Performance Monitoring that stores circuit performance and maintenance information for a single T1 circuit.	In addition to the NIU capability, the NIU PM units provide enhanced maintenance and remote performance monitoring of T1 circuits. These units also provide enhanced data storage for better historical analysis of circuit performance. Additionally, it creates an opportunity for preventive maintenance activities by the telephone company to improve their customer satisfaction.
NIU Mountings	NIU Mountings are electronic enclosures with connectorized backplanes that house NIUs and NIU PM units	Deployed by telephone company at their customer's premise locations to terminate their T1 circuits.
DS3 products	DS3 Network Interface Units with and without Performance Monitoring capability along with the Mountings to house these plug-in cards.	Facilitates the maintenance, monitoring, extension, and demarcation of DS3 facilities. Can be deployed in central offices to hand-off DS3s to alternate carriers and customer premise locations.
T1 Repeaters	T1 Office and Line Repeaters	Facilitates the extension of T1 service to subscribers that are more than 3000 feet* from the central office and those that are served beyond a fiber multiplexer. (*Distance will vary based on gauge of copper wire)

Research and Development Capabilities and Engineering Base

The Company believes that its future success depends, in part, on its ability to maintain its technological leadership through enhancements of its existing products and development of new products that meet customer needs. Westell works closely with its current and potential customers as part of the product development process.

In fiscal 2002, the Company received $2.0 million from customers to fund engineering projects, which was offset against research and development expenses. The Company did not receive any funding from customers for engineering projects in fiscal 2001 or 2003. In fiscal 2001, 2002 and 2003 the Company spent approximately $33.3 million, $22.4 million and $16.5 million on research and development activities, net of customer funding.

The Company's engineering is conducted in accordance with ISO 9001, which is the international standard for quality management systems for design, manufacturing and service. The Company's research and development personnel are organized into product development teams. Each product development team is generally responsible for sustaining technical support of existing products, decreasing manufacturing costs, conceiving new products in cooperation with other groups within the Company and adapting standard products or technology to meet new customer needs. In particular, each product development team is charged with implementing the Company's engineering strategy of reducing product costs for each succeeding generation of the Company's products in an effort to be a highly valued, superior quality provider, without compromising functionality or serviceability.

The Company believes that the key to this strategy is choosing an initial architecture for each product that enables engineering innovations to result in performance enhancements and future cost reductions. Westell's products are designed in conjunction with input from procurement and manufacturing personnel to reduce costs. The Company believes it has a quality record that is grounded in a solid interface and transference of knowledge between design and manufacturing teams. Successful execution of this strategy also requires that the Company continue to attract and recruit highly qualified engineers.

The Company's products are subject to industry wide standardization organizations which include, the American National Standards Institute ("ANSI") in the United States and the European Telecommunications Standards Institute ("ETSI") which are responsible for specifying transmission standards for telecommunications technologies. The industry transmission standard for ADSL adopted by ANSI and ETSI is based upon Discrete Multitone (DMT) technology. DMT is technology that allows digital information to be sent at high-speeds over copper phone lines and prevents the digital information from interfering with other services provided on the same copper phone line. Westell incorporates DMT technology into its DSL products. The Company has not developed a DMT transceiver technology for its product offerings and is dependent on transceiver technologies sourced from third parties. The Company has established multiple strategic relationships with transceiver technology vendors for DSL chipsets to be used in ADSL systems by the Company. Absent the proper relationships with key silicon chipset vendors, the Company's products may not comply with standards set forth by ANSI and ETSI. Should customers require standards based products containing transceiver technology not available to the Company under reasonable terms and conditions, the Company's business and results of operations would be materially and adversely affected.

The following table lists the principal products currently under development along with their description and expected application:

Product	Description	Applications
Next Generation ADSL Modem Platform......	New platform that incorporates key technological advances (ADSL2 and ADSL2+) to improve performance, reliability, and manufacturability.	Will enable residential customers of ADSL service to connect home personal computers to the Internet at high speeds. The next generation product will also offer residential and small office home office (SOHO) sophisticated routing, security protection and easy installation.
Next Generation Wireless Platform	Wi-Fi (Wireless Fidelity) Access Point with an integrated ADSL modem.	Enables residential, SOHO, and small businesses to easily network their broadband services to multiple PC's and other computing devices using a wireless platform. Will include routing, gaming, parental/access control and remote management
Next Generation S=1/2 ADSL Modem..........	New platform to improve higher speed ADSL modem used for video applications.	Will include the functionality of the Next generation ADSL modem with the added feature of allowing broadcast TV and Video on Demand.
Managed Services....	System that provides ADSL service providers with maintenance and diagnostic tools and a platform to provide enhanced services.	Enables ADSL service providers to offer various services to customers including parental controls, improved security and firewalls, voice over Internet and video over Internet.

The Company currently anticipates that it will introduce the products listed in the above table in late fiscal year 2004 and fiscal year 2005. However, there can be no assurance that the Company will be able to introduce such products as planned.

Customers

The Company's principal customers historically have been telephone companies within the United States. In addition, Westell sells products to several other entities, including public telephone administrations located outside the U.S., independent domestic local exchange carriers, competitive local exchange carriers, inter-exchange carriers, the U.S. federal government, Internet service providers, and business enterprises. Revenues from international customers represented approximately $57.7 million, $15.5 million and $11.3 million of the Company's revenues in fiscal 2001, 2002 and 2003, respectively, accounting for 16.0%, 6.5% and 5.4% of the Company's revenues in such periods.

The Company depends, and will continue to depend, on the Regional Bell Operating Companies (RBOCs) and other independent local exchange carriers for substantially all of its revenues. Sales to the RBOCs accounted for 50.6%, 66.4% and 75.1% of the Company's revenues in fiscal 2001, 2002 and 2003, respectively. Sales to the Company's largest three customers, Verizon, SBC and BellSouth, accounted for 43%, 15% and 14% of the Company's revenues in fiscal 2003, respectively. Consequently, the Company's future success will depend upon the timeliness and size of future purchase orders from the RBOCs, the product requirements of the RBOCs, the financial and operating success of the RBOCs, and the success of the RBOCs' services that use the Company's products. Any attempt by an RBOC or other telephone company access providers to seek out additional or alternative suppliers or to undertake the internal production of products would have a material adverse effect on the Company's business and results of operations. In addition, the Company's sales to its largest customers have in the past fluctuated and in the future are expected to fluctuate significantly from quarter to quarter and year to year. The loss of such customers or the occurrence of such sales fluctuations would materially adversely affect the Company's business and results of operations.

The Company's contracts with its major customers are primarily pricing and product specification agreements that do not require a specific level of quantities to be purchased. Each customer provides the Company with purchase orders for units on an as-needed basis.

The RBOCs and the Company's other customers are significantly larger than, and are able to exert a high degree of influence over, the Company. As a result, our larger customers may be able to reschedule or cancel orders without significant penalty. Prior to selling its products to telephone companies, the Company must undergo lengthy approval and purchase processes which are discussed in the section captioned "Marketing, Sales and Distribution".

Marketing, Sales and Distribution

The Company sells its products in the U.S. through its domestic field sales organization and selected distributors. The Company has had an established sales force and channel to domestic service providers since its founding in 1980.

The Company markets its products domestically within the United States, as well as in Canada and Europe. In North America, the Company's traditional TAP products are sold directly to the service providers or in some cases to distributors who service these carriers. The Company's Broadband products are sold directly to telephone carriers, to Internet Service Providers who provide DSL services, and certain retail outlets. The Company believes that the DSL sales channels are very dynamic and continually looks to adapt and configure its sales force and processes to meet these changes.

The RBOCs and the Company's other customers are significantly larger than, and are able to exert a high degree of influence over, the Company. Prior to selling its products to telephone companies, the Company must undergo lengthy approval and purchase processes. Evaluation can take as little as a few months for products that vary slightly from existing products in the local access network and a year or more for products based on new technologies. Accordingly, the Company is continually submitting successive generations of its current products as well as new products to its customers for approval.

Although the telephone company approval processes may vary to some extent depending on the customer and the product being evaluated, they generally are conducted as follows:

Laboratory Evaluation. The product's function and performance are tested against all relevant industry standards.

Technical Trial. A number of telephone lines are equipped with the product for simulated operation in a field trial. The field trial is used to evaluate performance, assess ease of installation and establish troubleshooting procedures.

Marketing Trial. Emerging products such as DSL are tested for market acceptance of new services. Marketing trials usually involve a greater number of systems than technical trials because systems are deployed at several locations in the telephone company's network. This stage gives telephone companies an opportunity to establish procedures, train employees to install and maintain the new product and to obtain more feedback on the product from a wider range of operations personnel.

Commercial Deployment. Commercial deployment usually involves substantially greater numbers of systems and locations than the marketing trial stage. In the first phase of commercial deployment, a telephone company initially installs the equipment in select locations for select applications. This phase is followed by general deployment involving greater numbers of systems and locations. Commercial deployment does not usually mean that one supplier's product is purchased for all of the telephone companies' needs throughout the system as telephone companies often rely upon multiple suppliers to ensure that their needs can be met. Subsequent orders, if any, are generally placed under single or multi-year supply agreements that are generally not subject to minimum volume commitments.

The relationships that the Company establishes in this extensive process are critical in almost every case. The Company has a history of working closely with the service providers in this fashion and the Company has won numerous quality awards from customers such as SBC and GTE (now Verizon).

Technical Support

Westell maintains 24-hour, 7-day-a-week telephone support and provides on-site support. The Company also provides technical consulting, research assistance and training to some of its customers with respect to the installation, operation and maintenance of its products.

The Company has general purchase agreements with most of its major customers. These agreements may require the Company to accept returns of products or indemnify such customers against certain liabilities arising out of the use of the Company's products. Although, to date, the Company has not experienced any significant product returns or indemnification claims under these contracts, any such claims or returns could have a material adverse effect on the Company's business and results of operations.

The Company's products are required to meet rigorous standards imposed by its customers. Most of the Company's products carry a limited warranty ranging from one to seven years, which generally covers defects in materials or workmanship and failure to meet published specifications, but excludes damages caused by improper use and all other warranties. In the event there are material deficiencies or defects in the design or manufacture of the Company's products, the affected products could be subject to recall. For the past five fiscal years, the Company's warranty expenses have been insignificant. Since the Company is continually introducing new products, it can not predict the level of future warranty claims on its products. Potential product recalls and warranty expense could adversely affect our ability to remain profitable. See the Risk Factors.

Manufacturing

The Company performs the majority of its manufacturing at its facility in Aurora, Illinois. The Company is positioned to activate a subcontractor to produce DSL products if demand were to significantly increase. The Company subcontracts the production of a portion of its TAP products. Reliance on third-party subcontractors involves several risks, including the potential absence of adequate capacity and reduced control over product quality, delivery schedules, manufacturing yields and costs. See "Risk Factors".

The Company has purchase contracts with suppliers of material components. Most purchased items are standard commercial components available from multiple suppliers. There are also single-sourced components needed to produce products. There are two single-sourced items in broadband consisting of the transceiver and the license to run an operating platform. There are a number of other suppliers in the market that could supply the Company with this same technology, however, it would take the Company at least nine months to reengineer the product and subsequently get product approval from customers. This delay would materially adversely affect the Company's business. Broadband product sales accounted for 53% of revenue in fiscal 2003. All purchase contracts are short term in nature with the exception of one long-term commitment to purchase memory chips. Under this long-term agreement, the Company must purchase $13.5 million of products through December 2005 or pay a cancellation fee of $800,000. It was determined in fiscal 2002 that this purchase commitment would more than likely not be met and the Company therefore accrued for the cancellation fee. Suppliers may terminate unfulfilled contracts without penalty that are outside of contractual time periods.

A substantial portion of the Company's shipments in any fiscal period can relate to orders for products received in that period. The Company's domestic facilities and processes are certified pursuant to ISO 9001. Further, a significant percentage of orders, such as Network Interface Units, or NIUs, may require delivery within 48 hours. To meet this demand, the Company maintains raw materials inventory and finished goods inventory at its manufacturing facilities. In addition, the Company maintains some finished goods inventory at the customers' sites pursuant to agreements that the customers will eventually purchase such inventory. Because of the rapid technological changes to our products, the Company faces a reoccurring risk that the inventory it holds may become obsolete.

Competition

The markets for the Company's products are intensely competitive and the Company expects competition to increase in the future, especially in the rapidly changing markets for broadband products. Westell's primary competitors vary by market segment. The Company's principal competitors with respect to its TAP products are Adtran, Inc., ADC Telecommunications, and HyperEdge Corporation. The Company's principal competitors with respect to its Broadband products are primarily Siemens Information and Communication Network Inc. (Efficient), Netopia Inc., 2Wire Inc., Cisco Systems Inc. (Linksys), D-Link Systems Inc., ActionTec Electronics Inc. and ZyXEL Communications Co. The Company believes that it is currently one of the leading sellers of DSL products in North America. However, many of the Company's competitors are significantly larger and have more financial resources than the Company. To compete against these competitors, the Company focuses on quality, time to market and the ability to react quickly to market changes resulting from U.S. based operations including manufacturing and product development. The Company expects that new competitive pressure from Asian based manufactures will continue downward pressure on pricing.

Additional competition is seen from products that increase the efficiency of digital transmission over copper wire such as fiber, wireless, cable modems and other products delivering broadband digital transmission. Telephone companies face competition from cable operators, new local access providers and wireless service providers that are capable of providing high speed digital transmission to end users. At the end of 2002, 11.3 million customers used cable modems, in contrast to 6.1 million DSL users. By 2007, the Yankee Group, a service that provides industry trend data, expects this gap to narrow slightly and is forecasting there to be 25.5 million cable modem users versus 16.6 million DSL users resulting in a 35% market share for DSL modems. In addition, the deployment of products and technologies for copper wire may also reduce the demand for other products currently manufactured by the Company. The deployment of HDSL2 and HDSL4 systems in the U.S. reduces telephone companies' need for T-1 repeaters, which results in a decrease in demand for Westell's more traditional T-1 products such as its Network Interface Units. The Company believes that the domestic market for some of its older, low speed TAP transmission products is decreasing, and will likely continue to decrease, as high capacity digital transmission becomes less expensive and more widely deployed. See the risk factor captioned "Our products face competition from other existing products, products under development and changing technology, and if we do not remain competitive, our business will suffer and we will not become profitable".

Teleconference Services

Conference Plus, Inc., founded in 1988, is a full service conferencing company that manages and hosts specific software and applications relating to conferencing and meeting services. Conference Plus is an 91.5% owned subsidiary of Westell and manages its teleconferencing and meeting services through its main operations center in Schaumburg, Illinois and a facility in Dublin, Ireland. Conference Plus services generated $42.0 million, $48.5 million and $41.8 million in revenues in fiscal 2001, 2002 and 2003, respectively.

In June 2002, the Company retained Robert W. Baird & Company to act as an advisor on a possible divestiture of the Company's services subsidiary, Conference Plus, Inc. At this time, the Company is not actively pursuing any divestiture but may do so in the future if adequate consideration can be obtained and if the divestiture fits into the Company's strategic plans in the future.

Conference Plus allows multiple individuals, organizations and/or businesses to conduct conference calls using a combination of voice, video or data such as graphs or spreadsheets. Unlike a conference call of several years ago, where participants dialed in on phones, today's meeting can include a blend of audio, graphics, spreadsheets or other documents that can be carried over and archived on the Internet to enhance the traditional voice conference call. By enabling the sharing of this blend of information, Conference Plus can help organizations increase productivity and save money by reducing travel time, bringing down travel costs, and making it easier for people in remote locations to work together. Teleconferencing and meeting services technologies also allow organizations and individuals to collect and disseminate information faster, more accurately and without the associated costs of face-to-face meetings.

Conference Plus is distinguished by three strategies:

- Diverse Distribution Channels
- State of the Art Network and Integrated Systems
- International Reach

Diverse Distribution Channels

Conference Plus has historically acted as a provider of conferencing and meeting services on a wholesale basis, managing and hosting applications for major carriers and telecommunications resellers. A majority of Conference Plus' revenues come from private label commercial teleconferencing services to customers who market or use Conference Plus services under their own brand name. Such companies choose to outsource and private label audio, web and video teleconferencing services to maintain continuity, save costs and focus on their core competencies.

Conference Plus also sells its services directly to Fortune 1000 companies through its National Accounts Sales force. This area continues to be a strong part of the growth of Conference Plus and the Company expects to continue to invest resources in this area in order to maintain a diverse mix of distribution.

State of the Art Network and Integrated Systems

A critical part of Conference Plus' approach is its state of the art network and integrated systems. Conference Plus has a state of the art network infrastructure that enables it to take advantage of the relationships it has with major telecommunications providers to provide quality service. Conference Plus has a unique architecture that ensures customers have access to all of the Conference Plus bridge and network capacity during any of their conference calls or meetings.

Conference Plus has built an integrated reservations, scheduling and billing system called CRBS that is a significant differentiator in the conferencing market. The CRBS system allows Conference Plus to leverage its operations on a global basis. This reliable and scalable system is seamlessly integrated in the operational environment from the point of reservation through the billing process. This integration allows Conference Plus to enjoy scale advantages and to be able to profitably provide resale service to its customers.

International Reach

As customers globalize their telecommunications services, Conference Plus has expanded its operational presence internationally to meet these needs. In addition to its main operational centers in Schaumburg, Illinois and Dublin, Ireland, Conference Plus has teleconferencing bridges located in Lombard, Illinois and London, England. Conference Plus is able to serve the teleconferencing needs of customers headquartered anywhere in the world through these facilities. The Conference Plus facility in Dublin, Ireland was established in 1998 to help meet the growing demand for global conferencing service. The international market for teleconferencing is expected to grow substantially as a result of deregulation and improved networks with associated reductions in end user costs.

Conference Plus' private label customers and many of its other customers are significantly larger than, and are able to exert a high degree of influence over, Conference Plus. Conference Plus depends on two customers to provide a significant percent of its revenues. A loss of one of these customers would have a material adverse effect on Conference Plus's business. Prior to selling its services, the Company must undergo lengthy approval and purchase processes. Evaluation can take as little as a few months for services that vary slightly from existing services used by the prospective customer to a year or more for services based on technologies such as video or data teleconferencing or which represent a new strategic direction for the customer, as in the case with private labeling teleconference services for a Regional Bell Operating Company.

Competition in the teleconferencing business is intense and the Company expects that competition will increase due to low barriers of entry and recent entrants into the audio teleconferencing service market. Many of Conference Plus' competitors, including AT&T, MCI Communications and Sprint Communications, have much greater name recognition, more extensive customer service and marketing capabilities and substantially greater financial, technological and personnel resources than the Company. There can be no assurance that the Company will be able to successfully compete in this market in the future or that competitive pressures will not result in price reductions that would materially adversely affect its business and results of operations.

Government Regulation

The telecommunications industry, including most of the Company's customers, is subject to regulation from federal and state agencies, including the FCC and various state public utility and service commissions. While such regulation does not affect the Company directly, the effects of such regulations on the Company's customers may, in turn, adversely impact the Company's business and results of operations. For example, FCC regulatory policies affecting the availability of telephone and communications services and other terms on which service providers conduct their business may impede the Company's penetration of certain markets. The Telecommunications Act of 1996 lifted certain restrictions on the carriers' ability to provide interactive multimedia services including video on demand. Under the Telecommunications Act of 1996, new regulations have been established whereby carriers may provide various types of services beyond traditional voice offerings.

In addition, the Telecommunications Act of 1996 permits the carriers to engage in manufacturing activities after the FCC authorizes a carrier to provide long distance services within its service territory. A carrier must first meet specific statutory and regulatory tests demonstrating that its monopoly market for local exchange services is open to competition before it will be permitted to enter the long distance market. When these tests are met, a carrier will be permitted to engage in manufacturing activities, and the carriers, which are the Company's largest customers, may become the Company's competitors as well. See Risk Factors.

Proprietary Rights and Intellectual Property

The Company's success and future revenue growth will depend, in part, on its ability to protect trade secrets, obtain or license patents and operate without infringing on the rights of others. The Company relies on a combination of technical leadership, copyright, patent, trademark, trade secret and other intellectual property laws, nondisclosure agreements and other protective measures to protect our unpatented proprietary know-how. The Company regards some of its technology as proprietary and the Company has been granted 31 patents and has an additional 15 U.S. patents pending relating to its TAP and DSL products. The expiration of any of the patents held by the Company would not have a material impact on the Company. The Company expects to seek additional patents from time to time related to its research and development activities. See Risk Factors.

Many of the Company's products incorporate technology developed and owned by third parties. Consequently, the Company must rely upon third parties to develop and to introduce technologies which enhance the Company's current products and enable the Company, in turn, to develop its own products on a timely and cost-effective basis to meet changing customer needs and technological trends in the telecommunications industry. Without third party transceiver technologies, such as DMT technology, the Company would not be able to produce any of its DSL systems. Consequently, if the Company's third party transceiver suppliers fail to deliver transceivers that meet the Company's requirements or fail to deliver transceivers that meet industry standards and other alternative sources of DSL transceiver technology are not available to the Company at commercially acceptable terms, then the Company's business and results of operations would be materially and adversely affected. The Company's reliance on certain third party technology is also discussed above in "Research and Development Capabilities and Engineering Base".

Rapid technological evolution has resulted in the need to implement strategic alliances with technology suppliers in order to accelerate the time to market for new products. Without such relationships, due to the lengthy carrier product approval and purchase cycles, the technology may be obsolete by the time the Company completes the product approval and purchase cycles.

Employees

As of March 31, 2003, the Company had 853 full-time employees. Westell's domestic equipment manufacturing business had a total of 591 full-time employees, consisting of 133 in sales, marketing, distribution and service, 88 in research and development, 338 in manufacturing and 32 in administration. Conference Plus had a total of 235 full-time employees. Westell Limited had a total of 27 full-time employees. None of the Company's employees are represented by a collective bargaining agreement nor has the Company ever experienced any work stoppage. The Company believes its relationship with its employees is good.

Access to SEC Reports

The Company makes available free of charge through its website, www.westell.com, an automatic link to the SEC's website for the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practical after such material is electronically filed with the Securities and Exchange Commission. The Company's website and the information contained therein or incorporated therein are not intended to be incorporated into this Annual Report on Form 10-K.

RISK FACTORS

You should carefully consider the risks described below in addition to the other information contained and incorporated by reference in this prospectus. If any of the following risks occurs, our business, operating results or financial condition would likely suffer, and the market price for our securities could decline and you could lose your investment.

We have incurred losses in the past and may incur losses in the future.

In the past, due to our significant ongoing investment in DSL and other new technology, we have incurred losses through fiscal 2002. Through fiscal 2002, we have incurred operating losses, net losses and negative cash flow on both an annual and quarterly basis. The Company had an accumulated deficit of $321.4 million as of March 31, 2003.

We believe that our future revenue growth and profitability will depend on:

- creating sustainable product and service sales opportunities;
- lowering our DSL and TAP product costs through design and manufacturing enhancements and volume efficiencies;
- developing new and enhanced products and services; and

In addition, we expect to continue to evaluate new product opportunities. As a result, we will continue to invest heavily in research and development and sales and marketing, which could adversely affect our short-term operating results. We can offer no assurances that we will be profitable in the future.

Our stock price is volatile and could drop unexpectedly.

Like many technology stocks, our stock has demonstrated and likely will continue to demonstrate extreme volatility as valuations, trading volume and prices move significantly. This volatility may result in a material decline in the market price of our securities, and may have little relationship to our financial results or prospects.

Our class A common stock price has experienced substantial volatility in the past and is likely to remain volatile in the future due to factors such as:

- Our actual and anticipated quarterly and annual operating results;
- Variations between our actual results and analyst and investor expectations;
- Announcements by us or others on developments affecting our business;
- Lack of success on winning new customers or the loss of an existing customer;
- Investor and analyst perceptions of our company and comparable public companies;
- Future sales of debt or equity securities;
- The activities of short sellers and risk arbitrageurs regardless of our performance; and
- Conditions and trends in the data communications and Internet-related industries.

Many of the factors listed above are not within our control. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class litigation.

We have and could face securities class litigation, which could significantly harm our business.

In fiscal 2000, Westell Technologies, Inc. and certain of its officers and directors were named in consolidated class actions. Although these class actions have settled, we could face securities litigation in the future which could result in the payment of substantial damages or settlement costs in excess of our insurance coverage. Any adverse outcome could harm our business. Even if we were to be meritorious in any such litigation, we could incur substantial legal costs and management's attention and resources could be diverted from our business which could cause our business to suffer.

Due to the rapid technological changes in our industry, our products may become obsolete before we can realize significant revenues for our products, which could cause us to incur charges for excess and obsolete inventory and materially harm our business.

The telecommunications industry is subject to rapid technological change and volatile customer demands, which results in a short product commercial life before a product becomes obsolete. As a result, we have in the past and may in the future devote disproportionate resources to a product that has an unexpected short commercial life and/or have to write off excess and obsolete inventory, each of which would harm our operating results and financial condition and harm our business. From time to time, we may need to write off inventory as excess or obsolete. In the past, we have experienced such write-offs. For example, the Company recognized an inventory adjustment to net realizable value and charges for excess and obsolete inventory of $13.9 million during fiscal year 2002. If we incur substantial inventory expenses that we are not able to recover because of changing market conditions, it could have a material adverse effect on our business, financial condition and results of operations.

Pricing pressures on our products may affect our ability to be profitable in the future.

We have and may in the future offer products and services based upon forward pricing, which is the pricing of products below production costs to take into account the expectation of large future volumes and corresponding reduction of manufacturing costs. Forward pricing would cause us to incur lower margins on product or service sales unless we can reduce the associated costs. We believe that costs may decrease if:

- more cost-effective technologies become available,
- product design efficiencies and component integration are obtained, and
- we achieve economies of scale related to increased volume.

There is no guaranty that we will be able to secure significant additional business and reduce per unit costs that we have factored into our forward priced products. As a result, we could incur low or negative margins in connection with sales of forward priced products even if our unit volume increases. Low margins from our sales of products and services could result in fluctuations in our quarterly operating results and would materially and adversely affect our profitability and ability to implement our business goals.

Our products face competition from other existing products, products under development and changing technology, and if we do not remain competitive, our business will suffer and we will not become profitable.

The markets for our products are characterized by:

- intense competition within the DSL market and from other industries such as cable and wireless industries;
- rapid technological advances;
- evolving industry standards;
- changes in end-user requirements;
- frequent new product introductions and enhancements; and
- evolving customer requirements and service offerings.

New products introductions or changes in services offered by telephone companies or over the Internet could render our existing products and products under development obsolete and unmarketable. Further, we believe that the domestic market for many of our traditional T-1 products is decreasing, and will likely continue to decrease, as high capacity digital transmission becomes less expensive and more widely deployed. For example, our Network Interface Unit product revenue decreased 12.8% in fiscal 2002 and an additional 16.7% in fiscal 2003. Our future success will largely depend upon our ability to continue to enhance and upgrade our existing products, such as T-1 and DSL, and to successfully develop and market new products.

In addition, our current product offerings primarily enable telephone companies to deliver communications over copper telephone wires in the local access network. Telephone companies also face competition in the delivery of digital communications from cable operators, new telephone companies, and wireless service providers. If end users obtain their high-speed data transmission services from these alternative providers, then the overall demand for DSL products will be impaired.

To remain competitive, we must develop new products to meet the demands of these emerging transmission media and new local access network providers. Our business would be severely harmed if our products become obsolete or fail to gain widespread commercial acceptance due to competing products and technologies.

Evolving industry standards may adversely affect our ability to sell our products and consequently harm our business.

Industry wide standardization organizations such as the American National Standards Institute and the European Telecommunications Standards Institute are responsible for setting transceiver technology standards for DSL and other products. We are dependent on transceiver technologies from third parties to manufacture our products. If transceiver technologies needed for standards-based products are not available to us in a timely manner and under reasonable terms, then our revenues would significantly decrease and our business and operating results would suffer significantly.

In addition, the introduction of competing standards or implementation specifications could result in confusion in the market and delay decisions regarding deployment of our products. Delay in the announcement of standards would materially and adversely impact our product sales and would severely harm our business.

Any unexpected increase in demand for DSL products could adversely impact our ability to manufacture sufficient quantities of DSL products, which would affect our ability to attract and retain customers.

Any unexpected increase in demand for DSL products could adversely impact our ability to supply DSL products in a timely manner, which would harm our business. Without proper lead times, we may not have the ability to, or may have to pay a premium to acquire and develop the necessary capabilities to satisfy an unexpected increase in demand for our products. We may become dependent upon subcontractors to manufacture a portion of our DSL products and expect that our reliance on these subcontractors will increase if demand for our DSL products increases. Reliance on subcontractors involves several risks, including the potential lack of adequate capacity and reduced control over product quality, delivery schedules, manufacturing yields and costs. The use of subcontractors could result in material delays or interruption of supply as a consequence of required re-tooling, retraining and other activities related to establishing and developing subcontractor relationships. Any manufacturing disruption would impair our ability to fulfill orders, and if this occurs, our revenues and customer relationships would be materially adversely affected. Any material delays or difficulties in connection with increased manufacturing production or the use of subcontractors could severely harm our business. Our failure to effectively manage any increase in demand for our products would harm our business.

We are dependent on third party technology, the loss of which would harm our business.

We rely on third parties to gain access to technologies that are used in our current products and in products under development. For example, our ability to produce DSL products is dependent upon third party transceiver technologies. Our licenses for DSL transceiver technology are nonexclusive and the transceiver technologies have been licensed to numerous other manufacturers. If our DSL transceiver licensors fail to deliver commercially ready or standards compliant transceiver solutions to us and other alternative sources of DSL transceiver technologies are not available to us at commercially acceptable terms, then our business and operating results would be significantly harmed.

Any impairment in our relationships with the licensors of technologies used in our products would force us to find other developers on a timely basis or develop our own technology. For example, it would take us at least nine months to reengineer the product and subsequently get product approval from customers if the Company lost its existing licenses to the DSL technology and operating platform used in its DSL products. There is no guaranty that we will be able to obtain the third-party technology necessary to continue to develop and introduce new and enhanced products, that we will obtain third-party technology on commercially reasonable terms or that we will be able to replace third-party technology in the event such technology becomes unavailable, obsolete or incompatible with future versions of our products. We would have severe difficulty competing if we cannot obtain or replace much of the third-party technology used in our products. Any absence or delay would materially adversely affect our business and operating results.

We are dependent on sole or limited source suppliers, the loss of which would harm our business.

Integrated circuits and other electronic components used in our products are currently available from only one source or a limited number of suppliers. Our inability to obtain sufficient key components or to develop alternative sources for key components as required, could result in delays or reductions in product deliveries, and consequently severely harm our customer relationships and our business. Furthermore, additional sole-source components may be incorporated into our future products, thereby increasing our supplier risks. If any of our sole-source suppliers delay or halt production of any of their components, or fail to supply their components on commercially reasonable terms, then our business and operating results would be harmed. For example, it would take the Company at least nine months to reengineer the product and subsequently get product approval from customers if the Company lost its existing licenses to the DSL technology and operating platform used in its DSL products.

In the past, we have experienced delays in the receipt of key components which have resulted in delays in related product deliveries. There is no guaranty that we will be able to continue to obtain sufficient quantities of key components as required, or that such components, if obtained, will be available to us on commercially reasonable terms.

We have few long term contracts or arrangement with suppliers which could adversely affect our ability to purchase components and technologies used in our products.

We have few long-term contracts or arrangements with our suppliers. We may not be able to obtain components at competitive prices, in sufficient quantities or under other commercially reasonable terms. If we enter into a high-volume or long-term supply arrangement and subsequently decide that we cannot use the products or services provided for in the supply arrangement, then our business would also be harmed. We enter into short term contracts with our suppliers in the form of purchase orders. Purchase orders are often non-cancelable within contractual time periods. These purchase orders are issued to venders based on forecasted demand. If the forecasted demand is materially incorrect, we may find that we cannot use the products ordered, then our business would also be harmed.

We will not be able to successfully compete, develop and sell new products if we fail to retain key personnel and hire additional key personnel.

Because of our need to continually evolve our business with new product developments and strategies, our success is dependent on our ability to attract and retain qualified technical, marketing, sales and management personnel. To remain competitive, we must maintain top management talent, employees who are involved in product development and testing and employees who have developed strong customer relationships. Because of the high demand to these types of employees, it may be difficult to retain existing key employees and attract new key employees. In addition we do not have non-compete contracts with most of our employees. Our inability to attract and retain additional key employees could harm our ability to successfully sell existing products and develop new products and implement our business goals.

Our quarterly operating results are likely to fluctuate significantly and should not be relied upon as indications of future performance.

We may experience significant fluctuations in quarterly operating results. Due to the risks identified below and elsewhere in "Risk Factors," sales to our largest customers have fluctuated and could fluctuate significantly between quarters. Sales to our customers typically involve large purchase commitments, and customers purchasing our products may generally reschedule without penalty. As a result, our quarterly operating results have fluctuated significantly in the past. Other factors that have had and may continue to influence our quarterly operating results include:

- the impact of changes in the DSL customer mix or product mix sold;

- timing of product introductions or enhancements by us or our competitors;
- changes in operating expenses which can occur because of product development costs, timing of customer reimbursements for research and development, pricing pressures; availability and pricing of key components;
- write-offs for obsolete inventory; and
- the other risks that are contained in this "Risk Factors" section.

Due to our fluctuations in quarterly results, we believe that period-to-period comparisons of our quarterly operating results are not necessarily meaningful. Our quarterly fluctuations make it more difficult to forecast our manufacturing and purchasing needs and revenues. It is possible that in some future quarters our operating results will be below the expectations of securities analysts and investors, which may adversely affect our stock price. As long as we continue to depend on DSL products and new products, there is substantial risk of widely varying quarterly results, including the so-called "missed quarter" relative to investor expectations.

We may experience delays in the deployment of new products.

Our past sales have resulted from our ability to anticipate changes in technology, industry standards and telephone company service offerings, and to develop and introduce new and enhanced products and services. Our continued ability to adapt to such changes will be a significant factor in maintaining or improving our competitive position and our prospects for growth. Factors resulting in delays in product development include:

- rapid technological changes in the telecommunications industry;
- our customers' lengthy product approval and purchase processes; and
- our reliance on third-party technology for the development of new products.

There can be no assurance that we will successfully introduce new products on a timely basis or achieve sales of new products in the future. In addition, there can be no assurance that we will have the financial and manufacturing resources necessary to continue to successfully develop new products or to otherwise successfully respond to changing technology standards and telephone company service offerings. If we fail to deploy new products on a timely basis, then our product sales will decrease, our quarterly operating results could fluctuate, and our competitive position and financial condition would be materially and adversely affected.

The telecommunications industry is a highly competitive market and this competition may result in operating losses, a decrease in our market share and fluctuations in our revenue.

We expect continuing competition as the DSL market develops. Because we are significantly smaller than most of our competitors, we may lack the financial resources needed to increase our market share. Many of our competitors are much larger than us and can offer a wider array of different products and services required for a telephone company's business than we do.

We expect continued aggressive tactics from many of our competitors such as:

- Forward pricing of products;
- Early announcements of competing products;
- Bids that bundle DSL products with other product and service offerings; and
- Intellectual property disputes.

Our lack of backlog may affect our ability to adjust to an unexpected shortfall in orders.

Because we generally ship products within a short period after receipt of an order, we typically do not have a material backlog (or known quantity) of unfilled orders, and our revenues in any quarter are substantially dependent on orders booked in that quarter. Our expense levels are based on anticipated future revenues and are relatively fixed in the short-term. Therefore, we may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall of orders. Accordingly, any significant shortfall of demand in relation to our expectations or any material delay of customer orders would have an immediate adverse impact on our business and operating results.

Industry consolidation could make competing more difficult.

Consolidation of companies offering high-speed telecommunications products is occurring through acquisitions, joint ventures and licensing arrangements involving our competitors, our customers and our customers' competitors. We cannot provide any assurances that we will be able to compete successfully in an increasingly consolidated telecommunications industry. Any heightened competitive pressures that we may face may have a material adverse effect on our business, prospects, financial condition and result of operations.

We depend on a limited number of customers who are able to exert a high degree of influence over us.

We have and will continue to depend on the large Regional Bell Operating Companies as well as and other telephone carriers including smaller local telephone carriers and new alternative telephone carriers, for substantially all of our revenues. Sales to the Regional Bell Operating Companies accounted for approximately 50.6%, 66.4% and 75.1% of our revenues in fiscal 2001, 2002 and 2003, respectively. Consequently, our future success will depend upon:

- the timeliness and size of future purchase orders from the Regional Bell Operating Companies;
- the product requirements of the Regional Bell Operating Companies;
- the financial and operating success of the Regional Bell Operating Companies; and
- the success of the Regional Bell Operating Companies' services that use our products.

The Regional Bell Operating Companies and our other customers are significantly larger than we are and are able to exert a high degree of influence over us. These customers may generally reschedule orders without penalty to the customer. Even if demand for our products is high, the Regional Bell Operating Companies have sufficient bargaining power to demand low prices and other terms and conditions that may materially adversely affect our business and operating results.

Any attempt by a Regional Bell Operating Company or our other customers to seek out additional or alternative suppliers or to undertake the internal production of products would have a material adverse effect on our business and operating results. The loss of any or our customers could result in an immediate decrease in product sales and materially and adversely affect our business.

Conference Plus's customer base is very concentrated as its top ten customers represent a large portion of total revenue. Customers of Conference Plus have expanded their requirements for our services, but there can be no assurance that such expansion will increase in the future. Additionally, Conference Plus's customers continually undergo review and evaluation of their conferencing and meeting services to evaluate the merits of bringing those services in-house rather than outsourcing those services. There can be no assurance in the future that Conference Plus's customers will bring some portion or all of their conferencing and meeting services in-house. Conference Plus must continually provide higher quality, lower cost services to provide maintain and grow its customer base. Any loss of a major account, would have a material adverse effect on Conference Plus. In addition, any merger or acquisition of a major customer could have a material adverse effect on Conference Plus.

The loss of a major customer could adversely impact our business.

The loss of a top five customer by the Company or its subsidiary Conference Plus could have a material adverse affect on our business and operating results. The four Regional Bell Operating Companies account for over 75% of the Company's sales. In fiscal year 2003, Conference Plus lost a significant portion of its business from one large customer which adversely impacted operating results. The loss of any customers of the Company in the future would have an immediate effect on revenues and harm the Company's business.

Our customers have lengthy purchase cycles that affect our ability to sell our products.

Prior to selling products to telephone companies, we must undergo lengthy approval and purchase processes. Evaluation can take as little as a few months for products that vary slightly from existing products or up to a year or more for products based on new technologies such as DSL and HDSL products. Accordingly, we are continually submitting successive generations of our current products as well as new products to our customers for approval. The length of the approval process can vary and is affected by a number of factors, including:

- the complexity of the product involved;
- priorities of telephone companies;
- telephone companies' budgets; and
- regulatory issues affecting telephone companies.

The requirement that telephone companies obtain FCC or state regulatory approval for most new telephone company services prior to their implementation has in the past delayed the approval process. Such delays in the future could have a material adverse affect on our business and operating results. While we have been successful in the past in obtaining product approvals from our customers, there is no guaranty that such approvals or that ensuing sales of such products will continue to occur.

Our international operations expose us to the risks of conducting business outside the United States.

International revenues represented 16.0%, 6.5% and 5.4% of our revenues in fiscal 2001, 2002 and 2003, respectively. Because Conference Plus has expanded its conference call business in Europe by opening offices in Dublin, Ireland, we believe that our exposure to international risks may increase in the future. These risks include:

- foreign currency fluctuations;
- tariffs, taxes and trade barriers;
- difficulty in accounts receivable collection;
- political unrest; and
- burdens of complying with a variety of foreign laws and telecommunications standards.

The occurrence of any of these risks would impact our ability to increase our revenue and become profitable, or could require us to modify significantly our current business practices.

Our services are affected by uncertain government regulation and changes in current or future laws or regulations could restrict the way we operate our business.

Many of our customers are subject to regulation from federal and state agencies, including the FCC and various state public utility and service commissions. While these regulations do not affect us directly, the effects of regulations on our customers may adversely impact our business and operating results. For example, FCC regulatory policies affecting the availability of telephone company services and other terms on which telephone companies conduct their business may impede our penetration of local access markets.

In addition, our business and operating results may also be adversely affected by the imposition of tariffs, duties and other import restrictions on components that we obtain from non-domestic suppliers or by the imposition of export restrictions on products that we sell internationally. Internationally, governments of the United Kingdom, Canada, Australia and numerous other countries actively promote and create competition in the telecommunications industry. Changes in current or future laws or regulations, in the U.S. or elsewhere, could materially and adversely affect our business and operating results.

Potential product recalls and warranty expenses could adversely affect our ability to become profitable.

Our products are required to meet rigorous standards imposed by our customers. Most of our products carry a limited warranty ranging from one to seven years. In addition, our supply contracts with our major customers typically require us to accept returns of products or indemnify such customers against certain liabilities arising out of the use of our products. Complex products such as those offered by us may contain undetected errors or failures when first introduced or as new versions are released. Because we rely on new product development to remain competitive, we cannot predict the level of these types of claims that we will experience in the future. Despite our testing of products and our comprehensive quality control program, there is no guaranty that our products will not suffer from defects or other deficiencies or that we will not experience material product recalls, product returns, warranty claims or indemnification claims in the future. Such recalls, returns or claims and the associated negative publicity could result in the loss of or delay in market acceptance of our products, affect our product sales, our customer relationships, and our ability to generate a profit.

Investors could be adversely affected by future issuances and sales of our securities.

Sales of substantial amounts of our common stock in the public market could adversely affect the market price of our securities. Westell has 66,068,827 shares of common stock outstanding as of June 9, 2003, and has the following obligations to issue additional class A common stock as of June 9, 2003:

- options to purchase 10,537,861 shares of class A common stock, 5,023,829 of which are currently exercisable;
- warrants to purchase 915,000 shares of class A common stock for $5.88 per share; and
- warrants to purchase 512,820 shares of class A common stock for $1.95 per share

These obligations could result in substantial future dilution with respect to our common stock.

We rely on our intellectual property that we may be unable to protect, or we may be found to infringe the rights of others.

Our success will depend, in part, on our ability to protect trade secrets, obtain or license patents and operate without infringing on the rights of others. We rely on a combination of technical leadership, trade secrets, copyright and trademark law and nondisclosure agreements to protect our non-patented proprietary expertise. These measures, however, may not provide meaningful protection for our trade secrets or other proprietary information. Moreover, our business and operating results may be materially adversely affected by competitors who independently develop substantially equivalent technology.

In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as U.S. law. The telecommunications industry is also characterized by the existence of an increasing number of patents and frequent litigation based on allegations of patent and other intellectual property infringement. From time to time we receive communications from third parties alleging infringement of exclusive patent, copyright and other intellectual property rights to technologies that are important to us.

There is no guaranty that third parties will not:

- assert infringement claims against us in the future, and that such assertions will not result in costly litigation; or
- that we would prevail in any such litigation or be able to license any valid and infringed patents from third parties on commercially reasonable terms.

Further, such litigation, regardless of its outcome, could result in substantial costs to and diversion of our efforts. Any infringement claim or other litigation against or by us could have a material adverse effect on our business and operating results.

We may engage in future acquisitions or fund raising activity that could dilute our current stockholders.

We expect to continue to review potential acquisitions and we may acquire businesses, products or technologies in the future. In addition, the Company may decide to raise additional capital to fund its operations. In order to accomplish these activities, acquisitions and fund raising, we could:

- issue equity securities that could dilute our current stockholders' percentage ownership;
- incur substantial debt; or
- assume contingent liabilities.

These events could harm our business and/or the price of our common stock. Acquisitions also entail numerous integration risks that could adversely affect our business.

Conference Plus's large competitors could adversely affect Conference Plus's ability to maintain or increase its market share.

Conference Plus participates in the highly competitive industry of voice, video, and multimedia conferencing and meeting services. Competitors include stand-alone conferencing companies and major telecommunications providers. Conference Plus's ability to sustain growth and performance is dependent on its:

- maintenance of high quality standards and low cost position;
- international expansion;
- marketing and sales effectiveness; and
- evolving technological capability.

Any increase in competition could reduce our gross margin, require increased spending on research and development and sales and marketing, and otherwise materially adversely affect our business and operating results.

Our principal stockholders can exercise significant influence that could discourage transactions involving a change of control and may affect your ability to receive a premium for class A common stock that you purchase.

As of June 9, 2003, as trustees of a voting trust containing common stock held for the benefit of the Penny family and the Simon family, Robert C. Penny III and Melvin J. Simon have the exclusive power to vote over 49.8% of the votes entitled to be cast by the holders of our common stock. In addition, all members of the Penny family who are beneficiaries under this voting trust are parties to a stock transfer restriction agreement which prohibits the beneficiaries from transferring any class B common stock or their beneficial interests in the voting trust without first offering such class B common stock to the other Penny family members. Certain Penny family members also own or are beneficiaries of trusts that own shares outside of the voting trust. As trustees of the Voting Trust and other trusts, Messrs. Penny and Simon control 54.5% of the voting stock. Consequently, we are effectively under the control of Messrs. Penny and Simon, as trustees, who can effectively control the election of all of the directors and determine the outcome of most corporate transactions or other matters submitted to the stockholders for approval. Such control may have the effect of discouraging transactions involving an actual or potential change of control, including transactions in which the holders of class A common stock might otherwise receive a premium for their shares over the then-current market price.

ITEM 2. PROPERTIES

The Company leases approximately 185,000 square feet of office, development and manufacturing space in Aurora, Illinois, a suburb of Chicago, and leases a facility of 12,540 square feet of office space in Basingstoke, England for Westell Limited. As of March 31, 2003, the Company also leased facilities of 41,860 and 14,131 square feet in Schaumburg, Illinois and Lombard, Illinois, respectively, for Conference Plus' domestic operations. The Lombard facility was substantially closed in fiscal 2003. The Company also leases 2,000 square feet in Dublin Ireland for Conference Plus' international operations. The Aurora facility lease expires in 2017 and the lease in Basingstoke, England expires in 2005. The leases for the properties in Schaumburg and Lombard, Illinois expire in 2011 and 2008, respectively, and the lease for the facility in Dublin, Ireland expires in 2024.

The Company's Aurora, Illinois manufacturing facility is currently operating below maximum capacity. The Company utilizes third-party subcontractors to help fulfill fluctuations in customer demands that could be at times beyond the manufacturing capacity of the Aurora facility. The Company has a plan to expand the manufacturing capacity of its Aurora facility when and if that is necessary.

ITEM 3. LEGAL PROCEEDINGS

Westell and certain of its officers and directors were named in In re Westell Technologies, Inc. Securities Litigation, No 00 C 6735 (cons. complaint filed February 1, 2001), filed in the United States District Court for the Northern District of Illinois. This case was a consolidation of eleven cases filed against Westell and certain of its officers and directors in the United States District Court of the Northern District of Illinois in 2000. The case alleged generally that the defendants violated the antifraud provisions of the federal securities laws by allegedly issuing material false and misleading statements and/or allegedly omitting material facts necessary to make the statements made not misleading, thereby allegedly inflating the price of Westell stock for certain time periods. The case claimed that, in 2000, certain officers of Westell allegedly reassured analysts that Westell's sales were on track to meet forecasts for the second quarter of fiscal 2001, when they knew that Westell was experiencing a substantial shortfall in second quarter modem sales due to decreased orders from a major customer, SBC Communications, Inc. The case sought damages allegedly sustained by plaintiffs and the class by reason of the acts and transactions alleged in the complaints as well as interest on any damage award, reasonable attorneys' fees, expert fees, and other costs. The parties reached a settlement agreement which was approved by the Court on June 18, 2003. The Court's order approving the settlement also dismissed all claims against the defendants with prejudice. Under the terms of the settlement agreement, all claims will be dismissed without any admission of liability or wrongdoing by any defendant. Under the terms of the settlement, the liability insurers of Westell and its directors and officers will pay a total of $3.95 million to the plaintiffs and their counsel. Westell does not expect to pay anything in connection with the settlement. The shareholder class received $3.35 million out of which the Court was asked to award attorneys' fees and expenses to class counsel. Counsel to plaintiffs in the derivative action received the remaining $600,000 to settle the derivative claim. Beyond the financial settlement, Westell agreed to adopt certain corporate governance and communications procedures.

Certain of Westell's officers and directors were also named in a derivative action titled Dollens and Vukovich v. Zionts, et al., No. 01C2826, filed December 4, 2001 in the United States District Court for the Northern District of Illinois. The case alleged generally that the defendants issued material false and misleading statements and/or allegedly omitted material facts necessary to make the statements made not misleading thereby inflating the price of Westell stock for certain time periods, engaged in insider trading, and misappropriated corporate information. The allegations in support of the claims were identical to the allegations in the Federal case described above. The case sought damages allegedly sustained by Westell by reason of the acts and transactions alleged in the complaint, a constructive trust for the amount of profits the individual defendants made on insider sales, reasonable attorneys' fees, expert fees and other costs. The case was a consolidation of four derivative cases filed against Westell and certain of its officers and directors in 2000 and 2001. The parties reached a settlement agreement which was approved by the Court on June 18, 2003 as discussed in the paragraph immediately above. The Court's order approving the settlement also dismissed all claims against the defendants with prejudice.

The action in which the Company was named in the Circuit Court of DuPage County, Wheaton, Illinois entitled WTI(IL)QRS 12-36, Inc.("Landlord") v. Westell, Inc.. and Westell Technologies, Inc. was dismissed with prejudice when the parties reached a settlement agreement in November, 2002. There was no admission of liability or fault by either party. In exchange for the Company's payment of $625,000, the Landlord has accepted prepayment of landlord consideration and waived any financial covenants incorporated into the lease agreement for a period of ten years ending on October 21, 2012. The landlord also released all claims, demands and causes of action for breach of financial covenants under the lease.

In May 2002, the Company filed a patent infringement lawsuit against HyperEdge Corporation in the U.S. District Court for the Northern District of Illinois (Civil Action No. 02-C-3496). The complaint charges HyperEdge with infringing Westell's U.S. Patent Number 5,444,776, under theories of direct infringement and inducement of infringement by others. Westell seeks injunctive relief, trebled damages for willful infringement, and attorney fees. HyperEdge has asserted affirmative defenses and counterclaims that include, but are not limited to, non-infringement, invalidity, and unfair competition. Westell has moved to dismiss certain of HyperEdge's counterclaims. Westell's 5,444,776 patent relates to an innovative bridge circuit technology often used in network interface units. The case is currently in discovery.

In the opinion of the Company, although the outcome of any legal proceedings set forth above cannot be predicted with certainty, the liability of the Company in connection with its legal proceedings could have a material effect on the Company's financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's Class A Common Stock is quoted on the NASDAQ National Market under the symbol "WSTL." The following table sets forth for the periods indicated the high and low sale prices for the Class A Common Stock as reported on the NASDAQ National Market.

	High	Low
Fiscal Year 2002		
First Quarter ended June 30, 2001	$3.30	$1.32
Second Quarter ended September 30, 2001	2.01	0.87
Third Quarter ended December 31, 2001	2.85	1.01
Fourth Quarter ended March 31, 2002	3.70	1.25
Fiscal Year 2003		
First Quarter ended June 30, 2002	$1.90	$1.01
Second Quarter ended September 30, 2002	1.80	1.02
Third Quarter ended December 31, 2002	1.85	1.10
Fourth Quarter ended March 31, 2003	4.50	1.15
Fiscal Year 2004		
First Quarter through June 9, 2003	$8.94	$3.71

As of June 1, 2003, there were approximately 799 holders of record of the outstanding shares of Class A Common Stock and 13 holders of Class B Common Stock.

During 2001, the Company issued an aggregate of approximately 34,982 unregistered shares of common stock pursuant to its employees stock purchase plan. The shares were issued at prices ranging from $1.31 to $2.12 per share for aggregate consideration of $50,131.

The following table summarizes information as of March 31, 2003, relating to equity compensation plans of the Company pursuant to which common stock is authorized for issuance (for more information also see Note 8 to the Consolidated Financial Statements of the Company and is incorporated herein by reference):

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	9,546,876	$5.03	1,733,149
Equity compensation plans not approved by security holders*	1,976,923	2.55	--
Total	11,532,799	$4.60	1,733,149

*Reflects non-qualified stock options of Class A Common Stock granted to E. Van Cullens and one other employee in fiscal 2002. 1.1 million of these options vest over a four-year period with 25% vesting per year. The remainder are performance based and vest at the earlier of achievement of certain performance goals or eight years. The strike price on 1.1 million, .4 million and .4 million and .1 million of the options is $1.95, $2.00, $5.00 and $1.32 per share, respectively.

Dividends

The Company has never declared or paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain any future earnings to finance the growth and development of its business. In addition, the Company's credit facility restricts the Company's ability to pay dividends.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA.

The following selected consolidated financial data as of March 31, 1999, 2000, 2001, 2002 and 2003 and for each of the five fiscal years in the period ended fiscal year 2003 have been derived from the Company's consolidated financial statements, which have been audited by Arthur Andersen LLP for fiscal years 1999 and 2000 and by Ernst & Young LLP for fiscal years 2001 through 2003. The data set forth below is qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and the related Notes thereto and other financial information appearing elsewhere in this Annual Report on Form 10-K.

	Fiscal Year Ended March 31,*				
	1999	2000	2001	2002	2003
Statement of Operations Data:	(in thousands, except per share data)				
Revenues	$92,004	$120,993	$361,477	$239,823	$210,021
Cost of goods sold	66,816	89,969	331,319	205,793	146,261
Gross margin	25,188	31,024	30,158	34,030	63,760
Operating expenses:					
Sales and marketing	19,766	15,338	30,323	19,883	16,017
Research and development	26,605	10,789	33,308	22,444	16,483
General and administrative	13,117	14,003	24,254	24,028	17,513
Goodwill and intangible amortization	--	1,326	31,832	25,560	1,766
Goodwill impairment	--	--	--	97,500	--
Restructuring charge	800	550	1,700	6,258	1,678
Total operating expenses	60,288	42,006	121,417	195,673	53,457
Operating profit (loss)	(35,100)	(10,982)	(91,259)	(161,643)	10,303
Other income (expense), net	404	1,056	--	(222)	(9)
Interest expense	296	1,856	2,197	5,564	2,648
Income (loss) before income taxes	(34,992)	(11,782)	(93,456)	(167,429)	7,646
Income tax expense (benefit)	--	(3,600)	--	--	372
Income (loss) before cumulative effect of change in accounting principle	(34,992)	(8,182)	(93,456)	(167,429)	7,274
Cumulative effect of change in accounting principle	--	--	(400)	--	--
Net income (loss)	$ (34,992)	$ (8,182)	$ (93,856)	$ (167,429)	$ 7,274
Net loss per basic share:					
Income (loss) before cumulative effect of change in accounting principle	$ (0.96)	$ (0.22)	$ (1.53)	$ (2.60)	$ 0.11
Cumulative effect of change in accounting principle	--	--	(0.01)	--	--
Net income (loss) per basic share	$ (0.96)	$ (0.22)	$ (1.54)	$ (2.60)	$ 0.11
Average number of basic common shares outstanding	36,427	37,658	61,072	64,317	64,925
Net income (loss) per diluted share:					
Income (loss) before cumulative effect of change in accounting principle	$ (0.96)	$ (0.22)	$ (1.53)	$ (2.60)	$ 0.11
Cumulative effect of change in accounting principle	--	--	(0.01)	--	--
Net income (loss) per diluted share	$ (0.96)	$ (0.22)	$ (1.54)	$ (2.60)	$ 0.11
Average number of diluted common shares outstanding	36,427	37,658	61,072	64,317	65,126

	As of March 31,				
	1999	2000	2001	2002	2003
Balance Sheet Data:					
Working capital	$ 12,213	$ 64,335	$ 38,778	$ 16,811	$ 5,661
Total assets	64,407	342,570	315,139	126,153	109,474
Short term debt	500	--	--	--	5,000
Long-term debt, including current portion	4,814	2,750	28,554	50,655	29,817
Total stockholders' equity	39,124	279,663	197,825	36,273	43,493

* Fiscal years 2001, 2002 and 2003 results reflect the acquisition of Teltrend Inc. which occurred in March 2000.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview

The following discussion should be read together with the Consolidated Financial Statements and the related Notes thereto and other financial information appearing elsewhere in this Form 10-K. All references herein to the term "fiscal year" shall mean a year ended March 31 of the year specified.

The Company commenced operations in 1980 as a provider of telecommunications network transmission products that enable advanced telecommunications services over copper telephone wires. Until fiscal 1994, the Company derived substantially all of its revenues from its Telephone Company Access Products (TAP) product lines, particularly the sale of Network Interface Unit (NIU) products and related products. NIU products accounted for approximately 16%, 21% and 20% of revenues in fiscal years 2001, 2002 and 2003, respectively. The Company introduced its first DSL products in fiscal 1993 and these products accounted for approximately 55%, 38% and 48% of revenues in fiscal 2001, 2002 and 2003, respectively. NIU products and DSL products are the two major products within the Company's telecom equipment business. Telecom equipment constituted approximately 88%, 80% and 80% of revenues in fiscal 2001, 2002 and 2003, respectively. The Company has also provided audio teleconferencing services since fiscal 1989, which constituted approximately 12%, 20% and 20% of revenues in fiscal 2001, 2002 and 2003, respectively.

The Company has two reportable segments. These segments are strategic business units that are managed separately because each business requires different technologies and market strategies. They consist of:

1) A telecommunications equipment manufacturer of local loop access products, which include Telephone Company Access Products (TAP) and Broadband products. TAP products are primarily Network Interface Unit (NIU) products and Broadband products are primarily DSL; and
2) A multi-point telecommunications service bureau, operated through the Company's subsidiary Conference Plus, Inc. Conference Plus, Inc. specializes in audio teleconferencing, multi-point video conferencing, broadcast fax and multimedia teleconference services.

Below is a table that compares annual revenue from the company's two reportable segments and the two main equipment product groups.

	Fiscal 2001	% of revenue	Fiscal 2002	% of revenue	Fiscal 2003	% of revenue
Broadband equipment	$ 198,660	55%	$ 105,011	44%	$ 111,146	53%
TAP equipment	120,834	33%	86,291	36%	57,070	27%
Total equipment segment	319,494	88%	191,302	80%	168,216	80%
Services segment	41,983	12%	48,521	20%	41,805	20%
Total revenue	$ 361,477		$ 239,823		$ 210,021	

The Company's operating results during fiscal years 2001, 2002 and 2003 were adversely effected by the downturn in general economic conditions and more specifically, the downturn in the telecommunications industry. As a result of the economic downturn, the Company has experienced competitive pricing pressures and less than anticipated sales in both of its business segments. Telephone companies have reduced spending on low speed TAP transmission products although the Company believes that spending on broadband has been impacted to a lessor extent by the economic downturn. The Company had excess inventory and less than anticipated customer sales during fiscal 2002. The decline in product prices in fiscal year 2002 due to the recession resulted in portions of the Company's inventory to be stated above the estimated selling prices less cost to sell. Accordingly, the Company recognized an inventory adjustment to net realizable value, charges for excess and obsolete inventory, and the write off of fixed assets of $14.5 million in fiscal year 2002. As a result of the economic downturn, the Company initiated a realignment in the second quarter of fiscal year 2002. Certain products, projects and a customer relationship were discontinued. The Company incurred reorganization charges of $6.3 and $1.7 million in fiscal 2002 and 2003 respectively, in its efforts to realign the Company's operating expenses with its revenues. To offset the effects of the recession and the discontinued customer relationship, in fiscal 2003, the Company has maintained a lower level of inventory, adjusted its forecasting process to account for the impact of the recession and continued to reduce costs. If the Company has not adjusted its operations to adequately take into account the impact of the continued economic downturn or if the downturn worsens, then the Company could experience less than anticipated unit sales and increased inventory balances, which would adversely affect the Company's business. In addition, in fiscal 2003, the Company's operating results were negatively impacted by the loss of a significant customer in the Company's services segment. Additional customer losses or the inability to add new customers could negatively impact the Company's financial condition and operating results.

The Company's customer base is comprised primarily of the Regional Bell Operating Companies (RBOCs), independent domestic local exchange carriers and public telephone administrations located outside the U.S. Due to the stringent quality specifications of its customers and the regulated environment in which its customers operate, the Company must undergo lengthy approval and procurement processes prior to selling its products. Accordingly, the Company must make significant upfront investments in product and market development prior to actual commencement of sales of new products. In addition, to remain competitive, the Company must continue to invest in new product development and invest in targeted sales and marketing efforts to cover new product lines. As a result of the significant increases in research and development and sales and marketing expenses related to new product and market development, the Company's results of operations were adversely impacted in fiscal 2001 and 2002. Research and development and sales and marketing expenses decreased in fiscal 2003 as the Company focused its expenditures in these areas on targeted product areas but the expenditures remained consistent as a percentage of revenue.

The Company expects to continue to evaluate new product opportunities and engage in extensive research and development activities. This will require the Company to continue to invest in research and development and sales and marketing, which could adversely affect short-term results of operations. In view of the Company's reliance on the DSL market for revenues and the unpredictability of orders and pricing pressures, the Company believes that period to period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. Revenues from TAP products such as NIUs have declined in recent years as telephone companies continue to move to networks that deliver higher speed digital transmission services. Failure to increase revenues from new products, whether due to lack of market acceptance, competition, technological change or otherwise, would have a material adverse effect on the Company's business and results of operations.

Critical Accounting Policies

The Company uses estimates and judgements in applying its accounting policies which have a significant impact on the results reported in the consolidated financial statements. The following are the Company's most critical accounting policies.

Accounts receivable
The Company sells products primarily to various telecommunications providers and distributors. Sales to these customers have varying degrees of collection risk associated with them. Judgment is required in assessing the realization of these receivables based on aging, historical experience and customer's financial condition.

Inventory reserves
The Company reviews ending inventory for excess quantities and obsolescence based on its best estimates of future demand, product lifecycle status and product development plans. The Company also evaluates ending inventory for lower of cost or market. Prices related to future inventory demand are compared to current and committed inventory values.

Inventory purchase commitments
In the normal course of business, the Company enters into commitments for the purchase of inventory. The commitments are at market rates and normally do not extend beyond one year. Should there be a dramatic

decline in revenues, as there was in fiscal 2002, the Company may incur excess inventory and subsequent losses as a result of these commitments. The Company has established reserves for anticipated losses on such commitments.

Goodwill and Intangibles

Under new accounting rules, which became effective in fiscal 2003, goodwill and other indefinite-lived intangibles are no longer amortized but subject to annual impairment tests. The Company determined that it operated in two reporting units for the purpose of completing the impairment test of goodwill. These reporting units are telecom equipment and telecom services. The Company utilizes the comparison of its market capitalization and third party appraisal of its telecom services reporting unit to book value as an indicator of potential impairment. The Company performed its annual impairment test in the fourth quarter of fiscal 2003. These tests showed no impairment of goodwill. On an ongoing basis, the Company reviews intangible assets and other long-lived assets other than goodwill for impairment whenever events and circumstances indicate that carrying amounts may not be recoverable. If such events or changes in circumstances occur, the Company will recognize an impairment loss if the undiscounted future cash flows expected to be generated by the asset are less than the carrying value of the related asset. The impairment loss would adjust the asset to its fair value.

Results of Operations

The following table sets forth the percentage of revenues represented by certain items in the Company's statements of operations for the periods indicated:

	Fiscal Year Ended March 31,		
	2001	2002	2003
Equipment	88.4%	79.8%	80.1%
Services	11.6	20.2	19.9
Total revenues	100.0	100.0	100.0
Cost of equipment	84.7	73.4	56.7
Cost of services	7.0	12.4	12.9
Total cost of goods sold	91.7	85.8	69.6
Gross margin	8.3	14.2	30.4
Operating expenses:			
Sales and marketing	8.4	8.3	7.6
Research and development	9.2	9.4	7.8
General and administrative	6.7	10.0	8.3
Goodwill and intangible amortization	8.8	10.6	0.7
Goodwill and intangible impairment	--	40.7	0.0
Restructuring charge	0.5	2.6	0.7
Total operating expenses	33.6	81.6	25.3
Operating income (loss)	(25.3)	(67.4)	4.9
Other income (expense), net	0.0	(0.1)	(0.0)
Interest expense	0.6	2.3	1.3
Income (loss) before income taxes	(25.9)	(69.8)	3.6
Income taxes	(0.0)	(0.0)	0.1
Cumulative effect of change in accounting principle	(0.1)	(0.0)	(0.0)
Net income (loss)	(26.0)%	(69.8)%	3.5%

Fiscal Years Ended March 31, 2001, 2002 and 2003

Revenues. Revenues were $361.5 million, $239.8 million and $210.0 million in fiscal 2001, 2002 and 2003, respectively. Revenues decreased 33.7% and 12.4% in fiscal 2002 and 2003, respectively, from the preceding years. The fiscal 2002 decrease of $121.6 million was primarily due to a $93.6 million decrease in broadband revenue. Broadbank revenue was impacted by a $43.1 million reduction in sales to an international customer. This reduction resulted from technological advances that reduced the demand for the Company's product. TAP revenue decreased $34.5 million due to reduced demand resulting as telephone companies continue to transition to networks that deliver higher speed digital transmission services as well as the economic downturn in the telecommunications industry. The fiscal 2003 decrease of $29.8 million was primarily due to a $29.2 million decrease in TAP revenue due to reduced demand resulting from the economic downturn in the telecommunications industry offset by a $6.1 million increase in DSL revenue due primarily to higher unit volume. Service revenue increased $6.5 million or 15.6% in fiscal 2002 compared to fiscal 2001 due to increased audio conference calling volume. Service revenue decreased $6.7 million or 13.8% in fiscal 2003 compared to fiscal 2002 due to a reduction in call minutes resulting from the economic downturn and the loss of one major customer that resulted in a $6.3 million revenue reduction. This was offset in part by an increase in teleconferencing minutes due to customers choosing to hold meetings using teleconference services instead of traveling because of war, health concerns around travelling to locations with outbreaks of communicable diseases and terrorist threats.

Gross Margin. Gross margin was $30.2 million, $34.0 million and $63.8 million and gross margin as a percentage of revenues was 8.3%, 14.2% and 30.4% in fiscal 2001, 2002 and 2003, respectively. The fiscal 2001 gross margin was negatively effected by an adjustment to record inventory at net realizable value and charges for excess and obsolete inventory of $37.1 million. Of this charge, $26.7 million related to inventory held during the year and $10.4 million related to inventory purchase commitments in excess of anticipated requirements. The fiscal 2002 gross margin was negatively effected by additional adjustments to record inventory at net realizable value and charges for excess and obsolete inventory of $13.9 million and positively impacted by a $1.2 million benefit recorded related to resolution of a disputed expense with a supplier in the Conference Plus Inc. subsidiary. The increase in gross margin as a percent of revenue before inventory charges from the previous year was primarily the result of improved product mix. The fiscal 2003 gross margin was positively effected by $2.2 million as the Company was able to sell modem inventory which had been reserved as excess and obsolete based on the estimated technological life of the modems at March 31, 2002. The improved gross margin in fiscal 2003 was primarily due to reduced material, labor, and handling costs, particularly in the broadband product group. The Company believes continued pricing pressures affecting its equipment segment could continue to adversely impact margins in the future. The Company expects that any anticipated price reductions will be offset in part with continued cost reductions and efficiencies.

Sales and Marketing. Sales and marketing expenses were $30.3 million, $19.9 million and $16.0 million in fiscal 2001, 2002 and 2003, respectively, constituting 8.4%, 8.3% and 7.6% of revenues, respectively. In fiscal 2002, sales and marketing expenses decreased by $10.4 million or 34.4% from the previous year. This decrease was due primarily to cost reductions resulting from management initiatives and the restructuring implemented in the fourth quarter of fiscal 2001 and the second and fourth quarters of fiscal 2002. In fiscal 2003, sales and marketing expenses decreased by $3.9 million or 19.4% from the previous year. The Company reduced warranty reserves by $874,000 in fiscal 2003 resulting from actual warranty costs being less than estimated at the end of fiscal 2002. The remainder of the decrease was due primarily to the fiscal 2002 reorganizations, which reduced employee related expenses and outside consulting expenses, and other cost-cutting measures that were taken as a result of the economic downturn in the telecommunications industry. The Company believes that sales and marketing expense in the future will continue to be a significant percent of revenue and will be required to expand its product lines, bring new products to market and service customers. The Company believes the reduced sales and marketing spending in fiscal 2003 will not have an adverse effect on the Company's future earnings.

Research and Development. Research and development expenses were $33.3 million, $22.4 million and $16.5 million in fiscal 2001, 2002 and 2003, respectively, constituting 9.2%, 9.4% and 7.8% of revenues, respectively. In fiscal 2002, research and development decreased by $10.9 million or 32.7% from the prior year. This decrease was primarily due to cost reductions resulting from management initiatives and the restructuring implemented in the fourth quarter of fiscal 2001 and the second and fourth quarters of fiscal 2002. In addition, the company received $2.0 million from a customer to fund engineering projects in fiscal 2002 compared to none in fiscal 2001. In fiscal 2003, research and development decreased by $5.9 million or 26.3% from the prior year. This decrease was due primarily to the fiscal 2002 reorganizations, which reduced employee related expenses and outside consulting expenses, and other cost-cutting measures that were taken as a result of the economic downturn in the telecommunications industry. There were no customer funded engineering projects in fiscal 2003. The Company believes that research and development expenses will be a significant percent of revenue and will be required for the Company to remain competitive. The Company believes the reduced research and development spending in fiscal 2003 will not have an adverse effect on the Company's future earnings.

General and Administrative. General and administrative expenses were $24.3 million, $24.0 million and $17.5 million in fiscal 2001, 2002 and 2003, respectively, constituting 6.7%, 10.0% and 8.3% of revenues, respectively. General and administrative expenses remained constant at approximately $24 million in fiscal 2002 when compared to the previous fiscal year. In fiscal 2003, general and administrative expenses decrease by $6.5 million or 27.1% from the prior year. The decrease in general and administrative expenses was primarily due to the fiscal 2002 reorganizations, which were a result of the economic downturn in the telecommunications industry. The Company believes that the reduced general and administrative spending in fiscal 2003 will not have an adverse effect on the Company's operations.

Goodwill and intangible Amortization. Intangible assets include goodwill, synergistic goodwill and product technology related to the March 17, 2000 acquisition of Teltrend Inc. for 20.2 million shares of class A common shares valued at $213.6 million. Goodwill and intangible amortization expense decreased from fiscal 2002 to fiscal 2003 due to adoption of the Statements of Financial Accounting Standards (SFAS) 142 issued by the Financial Accounting Standards Board (FASB). Under the new rules, goodwill and other indefinite lived intangibles are no longer amortized but are subject to annual impairment tests. The Company performed the first impairment test as of April 1, 2002 and its annual impairment review during the fourth quarter of fiscal 2003 and no write down was required.

Goodwill and intangible impairment. After the fiscal 2002 reorganizations, and given the current and expected market conditions in the NIU and low speed digital data products portion of the business acquired from Teltrend, it became apparent that the goodwill acquired with the Teltrend acquisition was impaired. In accordance with its policies, the Company completed an evaluation of the fair value of the Teltrend long-lived assets (including goodwill) during the quarters ended December 31, 2001 and March 31, 2002. The Company reported non-cash charges of $90.5 million and $7.0 million, respectively, to reduce the carrying value of recorded goodwill and intangibles related to the Teltrend acquisition to their estimated fair value.

Restructuring charge. The Company recognized restructuring costs of $2.9 million in the three months ended March 31, 2000. Approximately $2.4 million of the total restructuring cost had been accrued in connection with the purchase of Teltrend Inc. and related primarily to the termination of approximately 30 Teltrend Inc. employees. The remaining $0.5 million of the restructuring costs has been charged to operations and related to personnel, legal, and other related costs incurred in order to eliminate redundant employees due to the acquisition of Teltrend Inc. The goal of the restructuring plan was to combine and streamline the operations of the two companies and to achieve synergies related to the manufacture and distribution of common product lines. As of March 31, 2003, $2.6 million of these restructuring costs had been paid leaving a balance of approximately $0.3 million.

The Company recognized a restructuring charge of $6.3 million in fiscal year 2002. These charges included personnel, facility and certain development contract costs. The purpose of the fiscal 2002 restructuring plan was to decrease costs primarily by a workforce reduction of approximately 200 employees and to realign the Company's cost structure with the Company's anticipated business outlook. During fiscal year 2003, a portion of a leased facility previously vacated was sublet resulting in a reversal of $0.9 million of facility lease costs accrued in fiscal 2002. As of March 31, 2003, $4.4 million of the fiscal 2002 restructuring costs had been paid leaving a balance of approximately $1.0 million.

The Company recognized a net restructuring expense of $1.7 million consisting of a charge of $2.6 million offset by an $855,000 reversal in fiscal year 2003. This charge included personnel and facility costs related primarily to the closing of a Conference Plus, Inc. facility and personnel and facility charges at Westell Limited. The reversal relates to a reduction in an accrual for lease costs due to the sublet of a leased facility at Conference

Plus, Inc. in fiscal 2002. Approximately 25 employees were impacted by these reorganizations. As of March 31, 2003, the Company paid approximately $0.9 million of these accrued restructuring costs leaving a balance of $1.6 million.

A table which summarizes the restructuring charges and their utilization can be found in Note 10 to the Consolidated Financial Statements of the Company and is incorporated herein by reference.

Other expense, net. Other expense, net was $222,000 and $9,000 for fiscal years 2002 and 2003, respectively. Other expense, net for fiscal 2002 and fiscal 2003 was primarily comprised of interest income earned on temporary cash investments, the elimination of minority interest in Conference Plus, Inc. and unrealized gains or losses on intercompany balances denominated in foreign currency.

Interest Expense. Interest expense was $2.2 million, $5.6 million and $2.6 million for fiscal 2001, 2002 and 2003, respectively. The fiscal 2002 increase in interest expense was a result of increased usage of bank debt and interest accrued on past due accounts payable, most of which was converted to a vendor notes payable in June 2002. The fiscal 2003 decrease in interest expense was a result of reducing bank and vendor debt.

Income Taxes. No income tax was recorded in fiscal years 2001 or 2002. An income tax charge of $372,000 was recorded in fiscal 2003 due to the results on an Internal Revenue Service audit on Teltrend Inc. for pre-acquisition periods. In fiscal 2001, 2002, and 2003 the Company was able to generate $500,000, $846,000 and $170,000 respectively, in tax credits resulting primarily from research and development activities. The Company has approximately $6.7 million in income tax credit carry forwards and a tax benefit of $66.1 million related to a net operating loss carryforward that is available to offset future taxable income. The tax credit carryforwards begin to expire in 2008 and the net operating loss carryforward begins to expire in 2012. The Company recorded valuation allowances of $27.7 million in fiscal 2001 and $21.4 million in fiscal 2002 which represents the amount that the deferred tax benefit exceeded the value of the tax planning strategy available to the Company. In fiscal 2003, the Company's deferred tax assets decreased primarily due to the reduction of inventory reserves. As such, the Company utilized $11.5 million of recorded valuation reserves as less valuation reserves were required to record the deferred tax assets at an amount realizable by the company's tax planning strategy.

Quarterly Results of Operations

The following tables present the Company's results of operations for each of the last eight fiscal quarters and the percentage relationship of certain items to revenues for the respective periods. The Company believes that the information regarding each of these quarters is prepared on the same basis as the audited Consolidated Financial Statements of the Company appearing elsewhere in this Form 10-K. In the opinion of management, all necessary adjustments (consisting only of normal recurring adjustments) have been included to present fairly the unaudited quarterly results when read in conjunction with the audited Consolidated Financial Statements of the Company and the Notes thereto appearing elsewhere in this Form 10-K. These quarterly results of operations are not necessarily indicative of the results for any future period.

	Quarter Ended							
	Fiscal 2002				Fiscal 2003			
	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003
	(in thousands)							
Equipment	$50,207	$46,319	$55,207	$39,569	$39,030	$46,235	$39,121	$43,830
Services	13,091	13,102	11,805	10,523	10,775	9,936	10,082	11,012
Total revenues	63,298	59,421	67,012	50,092	49,805	56,171	49,203	54,842
Cost of equipment	43,105	40,637	47,971	44,449	28,956	32,717	28,181	29,295
Cost of services	7,875	8,579	5,655	7,522	6,838	6,984	6,577	6,713
Total cost of goods sold	50,980	49,216	53,626	51,971	35,794	39,701	34,758	36,008
Gross margin	12,318	10,205	13,386	(1,879)	14,011	16,470	14,445	18,834
Operating expenses:								
Sales and marketing	5,915	4,806	4,740	4,422	4,333	4,615	3,535	3,534
Research and development	7,990	5,935	3,543	4,976	3,446	4,178	4,097	4,762
General and administrative	5,680	6,207	5,555	6,586	4,651	4,126	3,486	5,250
Goodwill and intangible amortization	7,953	7,953	7,953	1,701	389	389	389	599
Goodwill impairment	--	--	90,500	7,000	--	--	--	--
Restructuring charge	--	2,200	--	4,058	--	1,742	180	(244)
Total operating expenses	27,538	27,101	112,291	28,743	12,819	15,050	11,687	13,901
Operating income (loss)	(15,220)	(16,896)	(98,905)	(30,622)	1,192	1,420	2,758	4,933
Other income (expense), net	(257)	(16)	(259)	310	50	61	17	(137)
Interest expense	1,359	1,208	1,650	1,347	783	685	517	663
Income (loss) before income taxes	(16,836)	(18,120)	(100,814)	(31,659)	459	796	2,258	4,133
Income taxes	--	--	--	--	--	--	--	372
Net income (loss)	$ (16,836)	$(18,120)	$(100,814)	$(31,659)	$ 459	$796	$ 2,258	$ 3,761
Net income (loss) per common share:								
Basic	$(0.27)	$(0.28)	$(1.55)	$(0.49)	$0.01	$0.02	$0.03	$0.06
Diluted	$(0.27)	$(0.28)	$(1.55)	$(0.49)	$0.01	$0.02	$0.03	$0.06

	Quarter Ended							
	Fiscal 2002				Fiscal 2003			
	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003
Equipment	79.3%	78.0%	82.4%	79.0%	78.4%	82.3%	79.5%	79.9%
Service	20.7	22.0	17.6	21.0	21.6	17.7	20.5	20.1
Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of equipment sales	68.1	68.4	71.6	88.7	58.1	58.2	57.3	53.4
Cost of services	12.4	14.4	8.4	15.0	13.7	12.4	13.3	12.3
Total cost of goods sold	80.5	82.8	80.0	103.7	71.9	70.7	70.6	65.7
Gross margin	19.5	17.2	20.0	(3.7)	28.1	29.3	29.4	34.3
Operating expenses:								
Sales and marketing	9.4	8.1	7.1	8.8	8.7	8.2	7.2	6.4
Research and development	12.6	10.0	5.3	9.9	6.9	7.4	8.3	8.7
General and administrative	9.0	10.5	8.3	13.2	9.3	7.3	7.1	9.6
Goodwill and intangible amortization	12.6	13.4	11.9	3.4	0.8	0.7	0.8	1.1
Goodwill impairment	0.0	0.0	135.0	14.0	0.0	0.0	0.0	0.0
Restructuring charge	0.0	3.7	0.0	8.1	0.0	3.1	0.4	(0.4)
Total operating expenses	43.6	45.7	167.6	57.4	25.7	26.8	23.8	25.3
Operating income (loss)	(24.1)	(28.5)	(147.6)	(61.1)	2.4	2.5	5.6	9.0
Other income (expense), net	(0.4)	(0.0)	(0.4)	0.6	0.1	0.1	0.0	(0.2)
Interest expense	2.1	2.0	2.4	2.7	1.6	1.2	1.0	1.2
Income (loss) before income taxes	(26.6)	(30.5)	(150.4)	(63.2)	0.9	1.4	4.6	7.6
Income taxes	(0.0)	(0.0)	(0.0)	(0.0)	0.0	0.0	0.0	0.7
Net income (loss)	(26.6)%	(30.5)%	(150.4)%	(63.2)%	0.9%	1.4%	4.6%	6.9%

The Company's quarterly equipment revenues have varied from quarter to quarter due primarily to quarterly fluctuations in Broadband revenues and continued reduction in TAP revenues. Quarterly broadband revenues increased during fiscal 2002 and fiscal 2003 due to increased unit sales of DSL products. TAP revenues decreased during the fiscal 2002 and 2003 quarters due to reduced unit sales. Conference Plus service revenues experienced steady growth through the first two quarters of fiscal 2002 due primarily to increased audio conference calling traffic volume. Service revenues decreased in the final two quarters of fiscal 2002 and the first two quarters of fiscal 2003 due to the slowing economy and the loss of one large customer. Service revenue increased in the final two quarters of fiscal 2003 due to increased call minutes. The increase in teleconferencing minutes was due in part to customers choosing to hold meetings using teleconference services instead of traveling because of war, health concerns around travelling to locations with outbreaks of communicable diseases and terrorist threats.

Gross margin as a percentage of revenue has also varied from quarter to quarter. The low margins in the fiscal 2002 quarters are primarily a result of the increased volume in DSL products that have lower percent margins. Due to anticipated slow demand in certain products in the fourth quarter of fiscal 2002, the Company recognized an inventory adjustment to market value and excess inventory charge of $13.9 million. The September 30, 2002 gross margin was positively effected by $2.2 million as the Company was able to sell modem inventory which had been reserved as excess and obsolete based on the estimated technological life of the modems at March 31, 2002. The improved gross margin in fiscal 2003 was primarily due to reduced material, labor, and handling costs, particularly in the broadband product group. The Company believes continued pricing pressures affecting its equipment segment will continue to adversely impact margins in the future. The Company expects that these anticipated price reductions will be offset in part with continued cost reductions and efficiencies.

Operating expenses decreased in the fiscal 2003 quarters compared to fiscal 2002 primarily due to the restructuring the Company has implemented in response to the slowing economy and lack of general demand in the Telecom industry. As a percentage of revenue, operating expenses increased in the last three quarters of fiscal 2002 due to goodwill impairment and restructuring charges taken during the quarters. During fiscal 2003, quarterly operating expenses remained relatively flat except for the fourth quarter, which was impacted by the Company recording a $1.7 million bonus for selected employees and profit sharing contribution expense for all employees offset by a $782,000 reduction in warranty reserves in its equipment segment.

The Company expects to continue to experience significant fluctuations in quarterly results of operations. The Company believes that fluctuations in quarterly results may cause the market price of the Class A Common Stock to fluctuate, perhaps substantially. Factors which have had an influence on and may continue to influence the Company's results of operations in a particular quarter include the size and timing of customer orders and subsequent shipments, customer order deferrals in anticipation of new products, timing of product introductions or enhancements by the Company or its competitors, market acceptance of new products, technological changes in the telecommunications industry, competitive pricing pressures, accuracy of customer forecasts of end-user demand, write-offs for obsolete inventory, changes in the Company's operating expenses, personnel changes, foreign currency fluctuations, changes in the mix of products sold, quality control of products sold, disruption in sources of supply, regulatory changes, capital spending, delays of payments by customers, working capital deficits and general economic conditions. Sales to the Company's customers typically involve long approval and procurement cycles and can involve large purchase commitments. Accordingly, cancellation or deferral of one or a small number of orders could cause significant fluctuations in the Company's quarterly results of operations. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

Because the Company generally ships products within a short period after receipt of an order, the Company typically does not have a material backlog of unfilled orders, and revenues in any quarter are substantially dependent on orders booked in that quarter. The Company's expense levels are based in large part on anticipated future revenues and are relatively fixed in the short-term. Therefore, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall of orders. Accordingly, any significant shortfall of demand in relation to the Company's expectations or any material delay of customer orders would have an almost immediate adverse impact on the Company's business and results of operations and profitability.

Liquidity and Capital Resources

At March 31, 2003, the Company had $11.5 million in cash and cash equivalents consisting primarily of federal government agency instruments and the highest rated grade corporate commercial paper. At March 31, 2003, the Company had $5.0 million outstanding under its term loan and $15.0 million outstanding and $8.1 million available under its secured revolving credit facility. The $5 million term loan and the credit facility are shown as notes payable and long term debt respectively on the balance sheet.

At March 31, 2002, the Company had a revolving credit facility that provided for maximum borrowings of up to $35 million. This asset based revolving credit facility provided for total borrowings based upon 85% of eligible accounts receivable and 30% of eligible inventory not to exceed $8.3 million. The facility was guaranteed by trusts for the benefit of Robert C. Penny III and other family members and was supported by their brokerage account totaling approximately $10 million. On June 28, 2002 the Company amended the revolving credit facility. The amendment provided for a $5 million non-amortizing term loan and a $30 million asset based revolving credit facility, both due June 30, 2003. The amended asset based revolving credit facility provided for total borrowings based upon 85% of eligible accounts receivable and 30% of eligible inventory not to exceed $6.4 million as of March 31, 2003. The $6.4 million inventory limitation is reduced by $0.1 million on the first day of each month. Borrowings under this facility provide for the interest to be paid by the Company at the prime rate plus 1%. The term loan was secured by, among other things, a security interest in certain collateral granted by certain stockholders consisting of trusts of Robert C. Penny III and other family members. Trusts of Robert C. Penny III and other Penny family members were participants to the amended revolving credit facility. The amended credit facility requires the revolving loan to be paid in full before any payments are applied to the term loan. This credit facility contains covenants regarding EBITDA, tangible net worth and maximum capital expenditures. The Company was in compliance with the covenants contained in the credit facility at March 31, 2003.

On June 26, 2003, the Company amended the revolving credit facility to remove the $5 million non-amortizing term loan as well as the security interest granted by certain stockholders. The term on the credit facility was extended to June 30, 2006. Borrowings under this facility provide for the interest to be paid by the Company at the prime rate or Libor rate plus 2.5%. The Company paid a $300,000 restructuring fee to the lenders in connection with this amendment to the credit facility. Management expects to be in compliance with the covenants *for the term of the debt. Amounts available under the revolving credit facility at June 26, 2003 was $14.5 million.* Due to this amendment, the Company has classified the entire revolving credit facility as non-current in the March 31, 2003 balance sheet.

On May 30, 2002, the Company signed two subordinated promissory notes with Solectron Technology SDN BHD. One note in the amount of $5.0 million is for the payment of inventory held by Solectron that the Company was committed to buy. The second note in the amount of $16.6 million is for the payment of accounts payable and accrued interest. Both notes require a weekly principal and monthly interest payment and are payable over 2.3 years. A third subordinated secured promissory note in the amount of $1.3 million made by the Company and payable to Solectron Technology SDN BHD was entered into on June 3, 2002 and is payable monthly over one year. This note was part of the settlement of litigation with Celsian Technologies, Inc. All three notes bear interest at the prime rate plus 2.5%. $22.9 million and $12.4 million were outstanding under these notes as of May 30, 2002 and 2003 respectively.

In connection with the Company's management changes implemented at its subsidiary Conference Plus, Inc., in fiscal 2003, the Company purchased 3.2% of the outstanding shares of common stock of Conference Plus, Inc. from former officers of Conference Plus, Inc. for approximately $1.6 million. The purchase price was based upon the minority interest value set forth in the annual appraisal of Conference Plus, Inc. obtained by the Company that is completed by an independent financial advisor. As of March 31, 2003, the Company had paid $459,000 in cash for these shares with the remainder to be paid over a one to three year term.

At March 31, 2003 the Company had various operating leases for facilities and equipment. The total minimum future rental payments are $4.6 million, $3.7 million, $3.5 million, $3.4 million, $3.4 million and $22.6 million for fiscal years 2004, 2005, 2006, 2007, 2008 and thereafter, respectively.

The Company's operating activities used cash of $38.6 million and $13.3 million in fiscal 2001 and 2002, respectively and generated cash of $22.7 in fiscal 2003. Cash used by operations in fiscal 2001 resulted primarily from net loss and increases in inventory in the equipment segment offset in part by net income in the services segment, non-cash depreciation and amortization and increased accounts payable in both segments. The increased inventory and accounts payable were a result of the actual product demand being less than anticipated demand. Cash used by operations in fiscal 2002 resulted primarily from net loss and reductions in accounts payable in the equipment segment offset in part by net income in the services segment, non-cash depreciation and amortization and decreased inventory in the equipment segment. The decrease of inventory resulted from using inventory in fiscal 2002 that was on hand at the end of fiscal 2001. The decrease in accounts payable resulted from converting accounts payable to vendor debt in the equipment segment. Cash generated by operations in fiscal 2003 resulted primarily from net income, non-cash depreciation and amortization in both segments and reductions in inventory offset in part by reductions in accounts payable in the equipment segment. The inventory reductions were achieved by selling products throughout the year that were in inventory at March 31, 2002. The Company believes that its current inventory level is necessary to satisfy ongoing business operations .

Capital expenditures in fiscal 2001, 2002 and 2003 were $22.2 million, $9.2 million and $3.4 million, respectively. The equipment segment capital expenditures in fiscal 2001, 2002, and 2003 were $15.8 million, $2.3 million and $1.9 million, respectively. Of the $15.8 million spent in fiscal 2001, $6.5 was for computer hardware and software to increase the Enterprise Resource Planning (ERP) system infrastructure required by the increased number of employees due to the Teltrend acquisition and to fund e-commerce projects. The remainder was spent on leasehold improvements and machinery and equipment. The 2002 and 2003 capital expenditures in the equipment segment were primarily for machinery and research and development equipment purchases. The services segment capital expenditures in fiscal 2001, 2002 and 2003 were $6.4 million, $6.9 million and $1.5 million, respectively. These expenditures were primarily for teleconference bridge equipment.

At March 31, 2003, the Company's principle sources of liquidity were $11.5 million of cash and the secured revolving credit facility under which the Company was eligible to borrow up to an additional $8.1 million based upon receivables and inventory levels. Cash in excess of operating requirements, if any, will be used to pay down debt or invested on a short-term basis in federal government agency instruments and the highest rated grade commercial paper. The Company believes that future cash requirements will be satisfied by cash generated from operations and its current credit facility for the next twelve months.

In June 2002, the Company retained Robert W. Baird & Company to act as an advisor on a possible divestiture of the Company's services subsidiary, Conference Plus, Inc. At this time, the Company is not actively pursuing any divestiture transactions but may do so in the future if adequate consideration can be obtained and if the Company has use for the proceeds.

Future obligations and commitments consisted of the following:

	Payments due by year						
(in thousands)	Total	2004	2005	2006	2007	2008	Thereafter
Debt	$34,817	$17,057	$2,478	$15,282	$ --	$ --	$ --
Future minimum lease payments for operating leases	41,185	4,558	3,737	3,511	3,350	3,390	22,639
Future obligations and commitments	$76,002	$21,615	$6,215	$18,793	$3,350	$3,390	$22,639

In the normal course of business operations, the Company also has purchase commitments related to certain raw materials in the equipment segment and local and long distance telephone service commitments in the service segment that are not included in the table above.

The Company had a deferred tax asset of approximately $81.5 million at March 31, 2003. The Company has recorded a valuation allowance reserve of $56.1 million to reduce the recorded deferred tax asset to $25.2

million. The net operating loss carryforward begins to expire in 2012. Realization of deferred tax assets associated with the Company's future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration. Although realization of the deferred tax asset is not assured as the Company has incurred tax operating losses for the 2001, 2002 and 2003 fiscal years, management believes that it is more likely than not that it will generate taxable income sufficient to realize a portion of the tax benefit. Portions of these deferred tax assets are expected to be utilized, prior to their expiration, through a tax planning strategy available to the Company. The tax planning strategy upon which the Company is relying involves the potential sale of the Company's 91.5% owned Conference Plus Inc. subsidiary that the Company might pursue depending upon its strategic plans and cash needs. The estimated gain generated by the sales of this business would generate sufficient taxable income to offset the recorded deferred tax assets. The Company obtained an independent appraisal of the value of the business in the fourth quarter of fiscal year 2003. This appraisal, which is based on discounted future cash flows, was used in the Company's evaluation of the recorded net deferred tax assets and it was determined that the tax planning strategy was sufficient to support the realization of the recorded deferred income tax assets. On a quarterly basis, management will assess whether it remains more likely than not that the net deferred tax asset will be realized. If the appraised value of Conference Plus Inc. is not sufficient to generate taxable income to recover the deferred tax benefit recorded, an increase in the valuation allowance will be required through a charge to the income tax provision. However, if the Company achieves sufficient profitability or has available additional tax planning strategies to utilize a greater portion of the deferred tax asset, a reduction in the valuation allowance will be recorded.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Westell is subject to certain market risks, including foreign currency and interest rates. The Company has foreign subsidiaries in the United Kingdom and Ireland that develop and sell products and services in those respective countries. The Company is exposed to potential gains and losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. The Company's future primary exposure is to changes in exchange rates for the U.S. dollar versus the British pound and the Irish pound.

As of March 31, 2003, the balance in the cumulative foreign currency translation adjustment account, which is a component of stockholders' equity, was an unrealized loss of $168,000.

The Company does not have significant exposure to interest rate risk related to its debt obligations, which are primarily U.S. Dollar denominated. The Company's market risk is the potential loss arising from adverse changes in interest rates. As further described in Note 2 to the Consolidated Financial Statements included herein at Part II, Item 8 of this Annual Report, the Company's debt consists primarily of a floating-rate bank line-of credit and subordinated term notes. Market risk is estimated as the potential decrease in pretax earnings resulting from a hypothetical increase in interest rates of 10% (i.e. from approximately 6.3% to approximately 6.9%) average interest rate on the Company's debt. If such an increase occurred, the Company would incur approximately $240,000 per annum in additional interest expense based on the average debt borrowed during the twelve months ended March 31, 2003. The Company does not feel such additional expense is significant.

The Company does not currently use any derivative financial instruments relating to the risk associated with changes in interest rates.

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Company's Consolidated Financial Statements required by Item 8, together with the reports thereon of the independent auditors set forth on pages 46-70 of this report. The Consolidated Financial Statement schedule listed under Item 15(a)2, is set forth on page 70 of this report and should be read in conjunction with the financial statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

On February 23, 2001, the Company filed a Form 8-K relating to the change in the Company's certifying accountants to Ernst & Young LLP

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

(a) Directors of the Company

The information required by this Item is set forth in registrant's Proxy Statement for the Annual Meeting of Stockholders to be held in September 2003 under the caption "Election of Directors," which information is incorporated herein by reference.

(b) Executive officers of the Company

The information required by this Item is set forth in registrant's Proxy Statement for the Annual Meeting of Stockholders to be held in September 2003 under the caption "Executive Officers," which information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is set forth in registrant's Proxy Statement for the Annual Meeting of Stockholders to be held in September 2003 under the caption "Compensation of Directors and Executive Officers," and "Report of the Compensation Committee of the Board of Directors," which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is set forth in registrant's Proxy Statement for the Annual Meeting of Stockholders to be held in September 2003 under the caption "Ownership of the Capital Stock of the Company," which information is incorporated herein by reference. The "Equity Compensation Plan Information" required by Item 201(d) of Form 10-K is set forth in Item 5 of this form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is set forth in registrant's Proxy Statement for the Annual Meeting of Stockholders to be held in September 2003 under the caption "Certain Relationships and Related Transactions," which information is incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15d-14(c) as of a date within 90 days of the filing date of this annual report on Form 10-K (the "Evaluation Date"). Based on their review and evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities in a timely manner, particularly during the period in which this annual report on Form 10-K was being prepared, and that no changes are required at this time.

(b) Changes in Internal Controls

There were no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's internal controls subsequent to the Evaluation Date, or any significant deficiencies or material weaknesses in such internal controls requiring corrective actions. As a result, no corrective actions were taken.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) (1) Financial Statements

The consolidated financial statements of Westell Technologies, Inc. at March 31, 2003 and 2002 and for each of the three fiscal years in the period ended March 31, 2003, together with the Report of Independent Auditors, are set forth on pages 47 through 70 of this Report.

The supplemental financial information listed and appearing hereafter should be read in conjunction with the consolidated financial statements included in the report.

(2) Financial Statement Schedule

The following are included in Part IV of this Report for each of the years ended March 31, 2001, 2002 and 2003 as applicable:

Schedule II - Valuation and Qualifying Accounts - page 70

Financial statement schedules not included in this report have been omitted either because they are not applicable or because the required information is shown in the consolidated financial statements or notes thereto, included in this report.

(3) Exhibits

3.1 Amended and Restated Certificate of Incorporation, as amended (incorporated herein by reference to Exhibit 3.12 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2001).

3.2 Amended and Restated By-laws laws (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended March 31, 2001).

4.1 Form of Stock Purchase Warrant dated April 15, 1999 by and among Westell Technologies, Inc., Castle Creek Technology Partners LLC (409,091 shares), Marshall Capital Management, Inc. (272,727 shares), and Capital Ventures International (227,273 shares) (incorporated herein by reference to Westell Technologies, Inc.'s Report on Form 8-K dated April 20, 1999).

4.2 Amended and Restated Certificate of Incorporation, as amended (See exhibit 3.1).

4.3 Amended and Restated By-laws (see Exhibit 3.2).

4.4 Form of Warrant granted to certain Penny family trusts on June 29, 2001 (incorporated herein be reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended March 31, 2001).

9.1 Voting Trust Agreement dated February 23, 1994, as amended (incorporated herein by reference to Exhibit 9.1 to Westell Technologies, Inc.'s Registration Statement on Form S-1, as amended, Registration No. 33-98024).

10.1 Intentionally omitted.

10.2 Stock Transfer Restriction Agreement entered into by members of the Penny family, as amended, (incorporated herein by reference to Exhibits 10.4 and 10.16 to Westell Technologies, Inc.'s Registration Statement on Form S-1, as amended, Registration No. 33-98024).

10.3 Form of Registration Rights Agreement among the Company and Robert C. Penny III and Melvin J. Simon, as trustees of the Voting Trust dated February 23, 1994 (incorporated herein by reference to Exhibit 10.5 to Westell Technologies, Inc.'s Registration Statement on Form S-1, as amended, Registration No. 33-98024).

*10.4 1995 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.6 to Westell Technologies, Inc.'s Registration Statement on Form S-1, as amended, Registration No. 33-98024).

*10.5 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.7 to Westell Technologies, Inc.'s Registration Statement on Form S-1, as amended, Registration No. 33-98024).

*10.6 Teltrend Inc. 1995 Stock Option Plan.(incorporated by reference to the Teltrend, Inc.'s Registration Statement on Form S-1, as amended (Registration No. 33-91104), originally filed with the Securities and Exchange Commission April 11, 1995)

*10.7 Teltrend Inc. 1996 Stock Option Plan (incorporated by reference to the Teltrend Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended April 26, 1997).

*10.8 Teltrend Inc. 1997 Non-Employee Director Stock Option Plan (incorporated by reference to the Teltrend Inc.'s Definitive Proxy Statement for the Annual Meeting of Stockholders held on December 11, 1997).

*10.9 Deferred Compensation Arrangement between Westell Technologies, Inc. and E. Van'Cullens.

*10.10 Severance Agreement between Conference Plus, Inc. and Tim Reedy.

10.11 Lease dated September 25, 1995 between Westell-Meridian LLC and Westell, Inc. (incorporated herein by reference to Exhibit 10.11 to Westell Technologies, Inc.'s Registration Statement on Form S-1, as amended, Registration No. 33-98024)

10.12 Amended and Restated Loan and Security Agreement dated August 31, 2000 among LaSalle National Bank, Harris Bank National Association, Westell Technologies, Inc., Westell, Inc., Westell International, Inc., Conference Plus, Inc. and Teltrend, Inc. (incorporated by reference to the like numbered exhibit to Company's Annual Report on Form 10-K for the year ended March 31, 2001).

10.14 Intentionally omitted.

10.15 Revolving Note dated as of June 29, 2001 payable to LaSalle National Bank and made by Westell Technologies, Inc., Westell, Inc., Westell International, Inc., Conference Plus, Inc. and Teltrend, Inc. (incorporated by reference to the like numbered exhibit to Company's Annual Report on Form 10-K for the year ended March 31, 2001).

10.16 Amended and Restated Loan and Security Agreement dated June 29, 2001 among LaSalle National Bank, Westell Technologies, Inc., Westell, Inc., Westell International, Inc., Conference Plus, Inc. and Teltrend, Inc. (incorporated by reference to the like numbered exhibit to Company's Annual Report on Form 10-K for the year ended March 31, 2001).

10.17 Lease for Three National Plaza at Woodfield dated December 24, 1991 by and between the First National Bank of Boston, as Trustee pursuant to that certain Pooling and Security Agreement dated April 1, 1988, and Conference Plus, Inc., as amended and modified. (incorporated herein by reference to Exhibit 10.17 to the Company's Form 10-K for fiscal year ended March 31, 1996).

10.18 Lease dated December 10, 1993 between LaSalle National Trust, N.A., as Trustee under Trust Agreement dated August 1, 1979, known as Trust No. 101293, and Westell Incorporated, as amended and modified (incorporated herein by reference to the exhibit of equal number to the Company's Form 10-K for fiscal year ended March 31, 1996).

10.19 Amendment to Amended and Restated Loan and Security Agreement dated February 15, 2001 among LaSalle National Bank, Harris Trust and Savings Bank, Westell Technologies, Inc., Westell, Inc., Westell International, Inc., Conference Plus, Inc., and Teltrend, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the period ended December 31, 2000).

10.20 Amendment to Amended and Restated Loan and Security Agreement dated April 13, 2001 among LaSalle National Bank, Harris Trust and Savings Bank, Westell Technologies, Inc., Westell, Inc., Westell International, Inc., Conference Plus, Inc., and Teltrend, Inc. (incorporated by reference to Exhibit 10.18 to the Company's Report on Form 8-K filed on April 17, 2001).

10.21 Sixth Amendment to the Amended and Restated Loan and Security Agreement dated as of June 29, 2001 among LaSalle National Bank, Harris Trust and Savings Bank, the Company, Westell, Inc., Westell International, Inc., Conference Plus, Inc. and Teltrend, Inc.(incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended March 31, 2002).

10.22 Amendment To Amended And Restated Loan And Security Agreement dated as of October 30, 2001, among LaSalle Bank National Association, Westell Technologies, Inc., Westell International, Inc., Conference Plus, Inc. and Teltrend, Inc. (incorporated herein by reference to Exhibit 10.22 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

*10.23	Severance Agreement date June 28, 2001, by and between Westell, Inc and E. Van Cullens (incorporated herein by reference to Exhibit 10.23 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
*10.24	Employment Letter dated June 28, 2001 between Westell Technologies, Inc. and E. Van Cullens (incorporated herein by reference to Exhibit 10.24 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
10.25	Seventh Amendment to the Amended and Restated Loan and Security Agreement dated as of June 26, 2003 among LaSalle National Bank, the Company, Westell, Inc, Westell International, Inc. Conference Plus, Inc. and Teltrend, Inc. (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended March 31, 2003).
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the year ended March 31, 2001).
23.1	Consent of Ernst & Young LLP.
99.1	Certification of the Chief Executive Officer and Chief Financial Officer.

---

*Management contract or compensatory plan or arrangement.

(b) Reports on Form 8-K

None

(c) Exhibits

The exhibits filed as part of this Annual Report on Form 10-K are as specified in Item 14(a)(3) herein.

(d) Financial Statement Schedules

The financial statement schedules filed as part of this Annual Report on Form 10-K are as specified in Item 14(a)(2) herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on June 30, 2003.

WESTELL TECHNOLOGIES, INC.

By /s/ E. Van Cullens
E. Van Cullens
President, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on June 30, 2003.

Signature	Title
/s/ E. Van Cullens E. Van Cullens	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ John W. Seazholtz John W. Seazholtz	Chairman of the Board of Directors
/s/ Melvin J. Simon Melvin J. Simon	Assistant Secretary and Director
/s/ Nicholas C. Hindman, Sr. Nicholas C. Hindman, Sr.	Chief Financial Officer, Treasurer and Senior Vice President (Principal Financial Officer and Principal Accounting Officer)
/s/ Robert C. Penny III Robert C. Penny III	Director
/s/ Paul A. Dwyer Paul A. Dwyer	Director
/s/ Thomas A. Reynolds III Thomas A. Reynolds, III	Director
/s/ Roger L. Plummer Roger L. Plummer	Director
/s/ Bernard F. Sergesketter Bernard F. Sergesketter	Director

CERTIFICATION

I, E. Van Cullens, certify that:

1. I have reviewed this annual report on Form 10-K of Westell Technologies, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ E. VAN CULLENS
E. Van Cullens
President and Chief Executive Officer

CERTIFICATION

I, Nicholas C. Hindman, Sr., certify that:

1. I have reviewed this annual report on Form 10-K of Westell Technologies, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/NICHOLAS C. HINDMAN, Sr.
Nicholas C. Hindman, Sr.
Treasurer, Secretary, Senior Vice President and
Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Auditors

To the Board of Directors and the Stockholders
Westell Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Westell Technologies, Inc. and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years ended March 31, 2003. Our audit also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Westell Technologies, Inc. and subsidiaries at March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the three years then ended, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule when considered in relation to the basic financial statements taken as a whole presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in fiscal year 2001 the Company changed its method of revenue recognition and in fiscal year 2003 changed its method of accounting for goodwill and other intangibles.

Ernst & Young LLP

Chicago, Illinois
May 16, 2003, except for Notes 2 and 3, as to which the date is
June 26, 2003

WESTELL TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31,	
	2002	2003
	(in thousands)	
Current assets:		
Cash and cash equivalents	$ 6,687	$ 11,474
Accounts receivable (net of allowance of $1,531,000 and $905,000, respectively)	25,266	22,633
Inventories	18,174	11,843
Prepaid expenses and other current assets	2,169	1,532
Deferred income tax asset	7,830	2,300
Land and building held for sale	2,052	--
Total current assets	62,178	49,782
Property and equipment:		
Machinery and equipment	45,148	42,819
Office, computer and research equipment	30,873	25,301
Leasehold improvements	7,634	7,731
	83,655	75,851
Less accumulated depreciation and amortization	54,029	55,417
Property and equipment, net	29,626	20,434
Goodwill	5,938	6,990
Intangibles, net	10,374	8,408
Deferred income tax asset and other assets	18,037	23,860
Total assets	$ 126,153	$ 109,474

The accompanying notes are an integral part of these Consolidated Financial Statements.

WESTELL TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY

	March 31,	
	2002	2003
	(in thousands)	
Current liabilities:		
Accounts payable	$ 15,702	$11,802
Accrued expenses	16,105	10,775
Accrued compensation	2,374	4,487
Current portion of long-term debt and notes payable	11,186	17,057
Total current liabilities	45,367	44,121
Long-term debt	39,469	17,760
Other long-term liabilities	5,044	4,100
Total liabilities	89,880	65,981
Stockholders' equity:		
Class A common stock, par $0.01	459	460
Authorized -- 109,000,000 shares		
Issued and outstanding – 45,907,065 at March 31, 2002 and 45,966,440 at March 31, 2003		
Class B common stock, par $0.01	190	190
Authorized -- 25,000,000 shares		
Issued and outstanding -- 19,014,869 at March 31, 2002 and March 31, 2003		
Preferred stock, par $0.01	--	--
Authorized -- 1,000,000 shares		
Issued and outstanding -- none		
Deferred compensation	46	46
Additional paid-in capital	364,566	364,661
Treasury stock at cost 93,000 shares	(247)	(247)
Cumulative translation adjustment	(18)	(168)
Accumulated deficit	(328,723)	(321,449)
Total stockholders' equity	36,273	43,493
Total liabilities and stockholders' equity	$ 126,153	$ 109,474

The accompanying notes are an integral part of these Consolidated Financial Statements.

WESTELL TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended March 31,		
	2001	2002	2003
	(in thousands, except per share data)		
Equipment revenue	$319,494	$191,302	$168,216
Service revenue	41,983	48,521	41,805
Total revenues	361,477	239,823	210,021
Cost of equipment sales	306,143	176,162	119,149
Cost of services	25,176	29,631	27,112
Total cost of goods sold	331,319	205,793	146,261
Gross margin	30,158	34,030	63,760
Operating expenses:			
Sales and marketing	30,323	19,883	16,017
Research and development	33,308	22,444	16,483
General and administrative	24,254	24,028	17,513
Goodwill and intangible amortization	31,832	25,560	1,766
Goodwill and intangible impairment	--	97,500	--
Restructuring charge	1,700	6,258	1,678
Total operating expenses	121,417	195,673	53,457
Operating income (loss)	(91,259)	(161,643)	10,303
Other expense, net	--	(222)	(9)
Interest expense	2,197	5,564	2,648
Income (loss) before income taxes	(93,456)	(167,429)	7,646
Income taxes	--	--	372
Income (loss) before cumulative effect of change in accounting principle	(93,456)	(167,429)	7,274
Cumulative effect of change in accounting principle	(400)	--	--
Net income (loss)	$(93,856)	$(167,429)	$7,274
Income (loss) per share:			
Income (loss) before cumulative effect of change in accounting principle	$ (1.53)	$ (2.60)	$ 0.11
Cumulative effect of change in accounting principle	(.01)	--	--
Net income (loss) per common share:			
Basic	$ (1.54)	$ (2.60)	$ 0.11
Diluted	$ (1.54)	$ (2.60)	$ 0.11
Weighted average number of common shares:			
Basic	61,072	64,317	64,925
Diluted	61,072	64,317	65,126

The accompanying notes are an integral part of these Consolidated Financial Statements.

WESTELL TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Comprehensive Income (loss)	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Cumulative Translation Adjustment	Deferred Comp.	Accum. Deficit	Treasury Stock	Total Stockholders' Equity
Balance, March 31, 2000.		402	190	345,485	184	840	(67,438)	--	279,663
Net loss	$ (93,856)	--	--	--	--	--	(93,856)	--	(93,856)
Translation adjustment.	(218)	--	--	--	(218)	--	--	--	(218)
Total Comprehensive loss	$ (94,074)								
Class B Stock Converted to Class A Stock		0	(0)	--	--	--	--	--	--
Conversion of subordinated debentures		13	--	6,202	--	--	--	--	6,215
Options Exercised		10	--	5,757	--	--	--	--	5,767
Shares sold under Employee Stock Purchase Plan		0	--	240	--	--	--	--	240
Deferred Compensation		--	--	--	--	14	--	--	14
Balance, March 31, 2001.		425	190	357,684	(34)	854	(161,294)	--	197,825
Net loss	$ (167,429)	--	--	--	--	--	(167,429)	--	(167,429)
Translation adjustment.	16	--	--	--	16	--	--	--	16
Total Comprehensive loss	$ (167,413)								
Issuance of Class A Common Stock		33	--	5,844	--	--	--	--	5,877
Options Exercised			--	10	--	--	--	--	10
Shares sold under Employee Stock Purchase Plan		1	--	151	--	--	--	--	152
Treasury stock		--	--	--	--	--	--	(247)	(247)
Deferred Compensation		--	--	877	--	(808)	--	--	69
Balance, March 31, 2002.		$ 459	$ 190	$ 364,566	$ (18)	$ 46	$ (328,723)	$ (247)	$ 36,273
Net income	$ 7,274	--	--	--	--	--	7,274	--	7,274
Translation adjustment.	(150)	--	--	--	(150)	--	--	--	(150)
Total Comprehensive income	$ 7,124								
Options Exercised		1	--	95	--	--	--	--	96
Balance, March 31, 2003.		$ 460	$ 190	$ 364,661	$ (168)	$ 46	$ (321,449)	$ (247)	$ 43,493

The accompanying notes are an integral part of these Consolidated Financial Statements.

WESTELL TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended March 31,		
	2001	2002	2003
	(in thousands)		
Cash flows from operating activities:			
Net income (loss)	$(93,856)	$(167,429)	$7,274
Reconciliation of net income (loss) to net cash (used in) provided by operating activities:			
Depreciation and amortization	43,941	40,222	13,318
Goodwill and intangible impairment	--	97,500	--
Deferred taxes	--	350	230
Deferred compensation	14	(807)	--
Loss on sale of fixed assets and asset impairment	--	2,014	824
Other	147	(71)	200
Change in assets and liabilities:			
Accounts receivable	7,045	9,656	2,483
Inventories	(42,451)	54,894	6,363
Prepaid expenses and other current assets	75	(44)	637
Refundable income taxes	9,323	--	--
Other assets	429	(164)	(523)
Accounts payable and accrued expenses	38,969	(47,152)	(10,175)
Accrued compensation	(2,251)	(2,313)	2,113
Net cash (used in) provided by operating activities	(38,615)	(13,344)	22,744
Cash flows from investing activities:			
Purchases of property and equipment	(22,172)	(9,205)	(2,766)
Proceeds from sale of equipment	190	62	1,977
Purchase of subsidiary stock	--	--	(459)
Decrease in short-term investments	1,951	--	--
Net cash used in investing activities	(20,031)	(9,143)	(1,248)
Cash flows from financing activities:			
Net borrowing (repayment) under revolving promissory notes	28,400	(2,310)	(6,134)
Borrowing of long-term debt and leases payable	193	24,890	1,724
Repayment of long-term debt and leases payable	(2,792)	(479)	(12,363)
Proceeds from issuance of Common Stock including tax benefit on options	6,008	6,668	96
Net cash provided by (used in) financing activities	31,812	28,769	(16,677)
Effect of exchange rate changes on cash	(19)	--	(32)
Net increase (decrease) in cash and cash equivalents	(26,853)	6,282	4,787
Cash and cash equivalents, beginning of period	27,258	405	6,687
Cash and cash equivalents, end of period	$ 405	$ 6,687	$ 11,474

The accompanying notes are an integral part of these Consolidated Financial Statements.

WESTELL TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies:

Description of Business

Westell Technologies, Inc. (the "Company") is a holding company. Its wholly owned subsidiaries, Westell, Inc. and Teltrend LLC (formerly Teltrend Inc.), design, manufacture and distribute telecommunications equipment which is sold primarily to major telephone companies. Teltrend LLC was acquired on March 17, 2000. Conference Plus, Inc., a 91.5%-owned subsidiary, provides teleconferencing, multipoint video conferencing, broadcast fax and web teleconferencing services to various customers.

Principals of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents generally consist of cash, certificates of deposit, time deposits, commercial paper, short-term government obligations and other money market instruments. The Company invests its excess cash in deposits with major financial institutions, in government securities and the highest grade commercial paper of companies from a variety of industries. These securities have original maturity dates not exceeding three months. Such investments are stated at cost, which approximates fair value, and are considered cash equivalents for purposes of reporting cash flows.

Inventories

Inventories are stated at the lower of first-in, first-out (FIFO) cost or market. The components of inventories are as follows:

	March 31,	
	2002	2003
	(in thousands)	
Raw materials	$ 22,721	$ 9,340
Work in process	39	4
Finished goods	14,889	7,945
Reserve for excess and obsolete inventory and net realizable value	(19,475)	(5,446)
	$18,174	$11,843

During the fiscal year ended March 31, 2002, the Company recorded a charge of $13.9 million to reduce the carrying value of certain inventory and inventory purchase commitments to net realizable value. This adjustment was required due to a significant reduction in the selling prices of certain products and a reduction in orders for certain products resulting in increased excess and obsolete inventory reserves. Accrued purchase commitments totaled $8.3 million at March 31, 2002.

During the fiscal year ended March 31, 2003, gross margin was positively effected by $2.2 million as the Company was able to sell modem inventory which had been reserved as excess and obsolete based on the estimated technological life of the modems at March 31, 2002. Accrued purchase commitments totaled $91,000 at March 31, 2003.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets which range from 2 to 10 years using the straight-line method for financial reporting purposes and accelerated methods for tax purposes. Leasehold improvements are amortized over the lives of the respective leases, or the useful life of the asset, whichever is shorter. Depreciation expense was $12.1 million, $14.7 million and $11.6 million for fiscal 2001, 2002 and 2003, respectively.

Goodwill and Intangibles

On April 1, 2002, the Company adopted the Financial Accounting Standards Board Statements of Financial Accounting Standards (FASB) No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill and other indefinite-lived intangibles are no longer amortized but subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. Upon adoption of this standard, the Company was required to perform an impairment test of goodwill. The Company determined that it operated in two reporting units for the purpose of completing the impairment test of goodwill. These reporting units are telecom equipment and telecom services. The Company utilizes the comparison of its market capitalization and third party appraisal of its telecom services reporting unit to book value as an indicator of potential impairment. The Company also performed its annual impairment test in the fourth quarter of fiscal 2003. These tests showed no impairment of goodwill. The adoption of the provisions for amortization of intangible assets did not impact the Company's amortization of these assets. The following table discloses pro forma results for net income and earnings per share had FASB No. 142 been applied in fiscal 2001 and 2002.

	Fiscal year ended	
(In thousands, except per share amounts)	2001	2002
Reported net loss	$(93,856)	$(167,429)
Add back: Goodwill amortization	15,680	12,473
Pro forma net loss	$(78,176)	$(154,956)
Reported basic and diluted loss per share	$(1.54)	$(2.60)
Add back: Goodwill amortization per share	.26	.19
Pro forma basic and diluted loss per share	$(1.28)	$(2.41)

Goodwill increased by $1.1 million during fiscal 2003 due to the purchase of common stock of the Conference Plus, Inc. subsidiary. Goodwill amortization expense in fiscal years 2001 and 2002 was $15.7 million and $12.5 million, respectively.

As of March 31, 2003, the Company has finite lived intangible assets with an original carrying value of $32.9 million, accumulated amortization of $21.1 million and impairment expense of $3.4 million. As of March 31, 2002, the Company has finite lived intangible assets with an original carrying value of $32.9 million, accumulated amortization of $19.3 million and impairment expense of $3.4 million. These assets consist of product technology acquired from Teltrend Inc. on March 17, 2000. The net carrying value of these assets was $10.2 million and $8.4 million as of March 31, 2002 and 2003, respectively. These intangibles are being amortized over a period of 5 to 7 years. Finite lived intangible amortization included in expense was $16.1 million, $13.1 million and $1.8 million in fiscal year 2001, 2002 and 2003 respectively. The estimated amortization expense for the next five years is $1.5 million per year.

On an ongoing basis, the Company reviews intangible assets and other long-lived assets other than goodwill for impairment whenever events and circumstances indicate that carrying amounts may not be recoverable. If such events or changes in circumstances occur, the Company will recognize an impairment loss if the undiscounted future cash flows expected to be generated by the asset are less than the carrying value of the related asset. The impairment loss would adjust the asset to its fair value.

Due to the restructuring the Company implemented in fiscal 2002, along with then current and expected market conditions in the network interface unit and low speed digital data products portion of the business acquired from Teltrend, it became apparent that the goodwill acquired with the Teltrend acquisition was impaired. In accordance with its policies, the Company completed evaluations of the fair value of the Teltrend long-lived assets (including goodwill) during the quarters ended December 31, 2001 and March 31, 2002 and reported non-cash charges of $90.5 million and $7.0 million, respectively, to reduce the carrying value of recorded goodwill and intangibles to their estimated fair value.

Revenue Recognition

Revenue is recognized when title has passed to the customer. On certain sales contracts where new products are built to customer specifications, revenue is not recognized until the customer has tested and determined it to function as intended.

The Company's product return policy allows customers to return unused equipment for partial credit if the equipment is currently being manufactured. Credit is not offered on returned products that are no longer manufactured. The Company has recorded a reserve for returns that is not significant.

The Company's subsidiary Conference Plus, Inc. recognizes revenue for conference calls and other services upon completion of the conference call or services.

Product Warranties

Most of the Company's products carry a limited warranty ranging from one to seven years. The Company accrues for estimated warranty costs as products are shipped. The warranty expense and the related accrual are not significant to the consolidated financial statements.

Research and Development Costs

Engineering and product development costs are charged to expense as incurred.

Stock Based Compensation

The Company has elected to follow Accounting Principle Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB No. 25) and related interpretations in accounting for its employee stock options and awards. Under APB No. 25, employee stock options are valued using the intrinsic method, and no compensation expense is recognized since the exercise price of the options equals or is greater than the fair market value of the underlying stock as of the date of the grant. The following table shows the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of FASB Statement NO. 123, "Accounting for Stock Based Compensation."

	Fiscal year ended March 31, (in thousands except per share data)		
	2001	2002	2003
Net income (loss), as reported	$(93,856)	$(167,429)	$ 7,274
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of the related tax effect	14,729	10,695	3,599
Pro forma net income (loss)	$(108,585)	$(178,124)	$ 3,675
Basic and diluted earnings (loss) per share, as reported	$ (1.54)	$ (2.60)	$ 0.11
Basic and diluted earnings (loss) per share, Pro forma	$ (1.78)	$ (2.77)	$ 0.06

See Note 8 for further discussion of the Company's option plans.

Supplemental Cash Flow Disclosures

The following represents supplemental disclosures to the consolidated statements of cash flows:

	March 31, (in thousands)		
	2001	2002	2003
Schedule of non-cash investing and financing activities:			
Conversion of subordinated debentures and accrued interest, net of related debt issuance costs of $531 and debt discount of $669 for the year ended March 31, 2001	$ 6,215	$ --	$ --
Cash paid for:			
Interest	$ 1,964	$ 2,653	$ 6,406
Income taxes	37	17	375

Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument held by the Company:

Cash and cash equivalents, trade receivables and trade payables: the carrying amounts approximate fair value because of the short maturity of these items.

Revolving promissory notes and installment notes payable: due to the floating interest rate on these obligations, the carrying amounts approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for the allowance for uncollectable accounts receivable, net realizable value of inventory, product warranty accrued, depreciation, employee benefit plans cost, income taxes, and contingencies, among other things.

Foreign Currency Translation

The financial position and the results of operations of the Company's foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at the end of each period. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments arising from differences in exchange rates from period to period are included in the foreign currency translation adjustment account in stockholders' equity.

The Company records transaction gains or losses within Other income (expense), net for fluctuations on foreign currency rates on accounts receivable and cash and for fluctuations on foreign currency rates on intercompany accounts anticipated by management to be settled in the foreseeable future.

Computation of Net Loss Per Share

The computation of basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The effect of this computation on the number of outstanding shares is antidilutive for the periods ended March 31, 2001, and 2002, and therefore the net loss per basic and diluted earnings per share are the same.

New Accounting Pronouncements

During the first quarter of fiscal 2003, the Company adopted SFAS 144, Accounting for the Impairment – Disposal of Long Lived Assets. SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of. Adoption of this statement did not have a material effect on the Company's financial statements.

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, Accounting for Costs Associated with Exit or Disposal Activities, effective for exit or disposal activities initiated after December 31, 2002. The Company's current restructuring plan, initiated in September of 2002, was not accounted for under SFAS 146. The Company accrued a pre-tax charge of $1.7 million when Company management approved the current restructuring plan. If the Company had accounted for this restructuring plan under SFAS 146, $1.3 million of the $1.7 million charge would have been recognized as expense in the third quarter of fiscal 2003 when incurred. For more information, see Note 10, Restructuring charge.

In November of 2002, the FASB issued FASB Interpretation No. (FIN) 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation requires companies to recognize an initial liability for the fair value of an obligation assumed when issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not materially affect the Company's consolidated financial statements.

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation Transition and Disclosure. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. SFAS 148 does not require companies to account for employee stock options using the fair value method but does require additional footnote disclosures. The Company adopted these disclosure requirements beginning in the fourth quarter of fiscal 2003. The adoption of SFAS 148 did not impact the Company's results of operations.

Change in Accounting Principle

Effective April 1, 2000, the Company changed its method of accounting for recognizing revenues for product sales. Effective with this change, the Company recognizes revenue based upon the respective terms of delivery for each sale agreement. This change was required by Staff Accounting Bulletin (SAB) No. 101 issued by the Securities and Exchange Commission.

For the restated three-month period ended June 30, 2000 and the year ended March 31, 2001, the Company recognized sales of $2,500,000 and the related operating income of $400,000 resulting from the change in accounting method; these amounts were previously recognized in sales and income in fiscal 2000 under the Company's previous accounting method. These sales and the related income also account for the cumulative effect of the change in accounting method in prior years, which resulted in a charge to net income of $400,000, or $.01 per share. This charge reflects the adoption of SAB No. 101 and is included in the restated three-month period ended June 30, 2000 and the year ended March 31, 2001.

See Goodwill and intangible discussed previously for the change in accounting principle required by the adoption of SFAS No. 141 and 142.

Reclassification of Accounts

Certain prior year amounts have been reclassified in order to conform to the current-year presentation.

Note 2. Revolving Credit Agreements:

As of March 31, 2002, the Company had a revolving credit facility that provided for maximum borrowings of up to $35 million. This asset based revolving credit facility provided for total borrowings based upon 85% of eligible accounts receivable and 30% of eligible inventory not to exceed $8.3 million. The facility was guaranteed by trusts for the benefit of Robert C. Penny III and other family members and was supported by their brokerage account totaling approximately $10 million. Borrowings under this facility bore interest at prime plus 1%. The Company had $26.1 million outstanding under the revolving credit facility as of March 31, 2002.

On June 28, 2002 the Company amended the revolving credit facility. The amendment provided for a $5 million non-amortizing term loan and a $30 million asset based revolving credit facility, both due June 30, 2003. The amended asset based revolving credit facility, which is secured by substantially all assets of the Company, provided for total borrowings based upon 85% of eligible accounts receivable and 30% of eligible inventory not to exceed $6.4 million as of March 31, 2003. The $6.4 million inventory limitation is reduced by $0.1 million on the first day of each month. Borrowings under this facility provide for the interest to be paid by the Company at the prime rate plus 1%. The term loan is secured by, among other things, a security interest in certain collateral granted by certain stockholders consisting of trusts of Robert C. Penny III and other family members. Trusts of Robert C. Penny III and other Penny family members are participants to the amended revolving credit facility. The Company paid a $350,000 restructuring fee to the lenders in connection with the amendments to the credit facility. The amended credit facility requires the revolving loan to be paid in full before any payments are applied to the term loan. This credit facility contains covenants regarding EBITDA, tangible net worth and maximum capital expenditures. The Company was in compliance with the covenants contained in the credit facility at March 31, 2003. On March 31, 2003, the Company had $5.0 million outstanding under its term loan and $15.0 million outstanding and $8.1 available under its secured revolving credit facility.

On June 26, 2003, the Company amended the revolving credit facility. The amendment removes the $5 million non-amortizing term loan as well as the security interest granted by certain stockholders. The $30 million asset based revolving credit facility remains in place and is due on June 30, 2006. Borrowings under this facility provide for the interest to be paid by the Company at the prime rate or Libor rate plus 2.5%. The Company paid a $300,000 restructuring fee to the lenders in connection with this amendment to the credit facility. This new amendment provides for covenants regarding EBITDA and tangible net worth which the Company was in compliance at June 26, 2003 and expects to be in compliance for the term of the debt. Amounts available under the revolving credit facility at June 26, 2003 was $14.5 million. Due to this amendment, the Company has classified the entire balance outstanding under the revolving credit facility as long-term debt in the March 31, 2003 balance sheet.

Note 3. Long-Term Debt and Notes Payable:

Long-term debt and notes payable consists of the following:

	March 31,	
	2002	2003
	(in thousands)	
Capitalized lease obligations secured by related equipment	$1,687	$1,314
Revolving Promissory note payable	21,090	14,956
Term notes payable to a bank	5,000	5,000
Term notes payable	--	1,158
Vendor notes payable	22,878	12,389
	50,655	34,817
Less current portion	(11,186)	(17,057)
	$39,469	$17,760

Future maturities of long-term debt at March 31, 2003 are as follows (in thousands):

2004	$ 17,057
2005	2,478
2006	15,282
	$ 34,817

On May 30, 2002, the Company signed two subordinated vendor notes with Solectron Technology SDN BHD. One note in the amount of $5.0 million is for the payment of inventory held by Solectron that the Company was committed to buy. The second note in the amount of $16.6 million is for the payment of accounts payable and accrued interest. Both notes require a weekly principal and monthly interest payment and are payable over 2.3 years. A third subordinated secured vendor note in the amount of $1.3 million made by the Company and payable to Solectron Technology SDN BHD was entered into on June 3, 2002 and is payable monthly over one year. This note was part of the settlement of litigation with Celsian Technologies, Inc. All three notes bear interest at the prime rate plus 2.5%. At March 31, 2002 and 2003 there was $22.9 million and $12.4 million outstanding under these notes respectively.

In connection with the Company's management changes implemented at its subsidiary Conference Plus, Inc., the Company purchased 3.2% of the outstanding shares of common stock of Conference Plus, Inc. from former officers of Conference Plus Inc. for approximately $1.6 million. The purchase price was based upon the minority interest value set forth in the annual appraisal of Conference Plus Inc. obtained by the Company that is completed by an independent financial advisor. As of March 31, 2003, the Company had paid $459,000 in cash for these shares with the remainder in the form of a term note payable bearing an interest rate of 3.5% per annum to be paid over a one to three year term.

Note 4. Convertible Debentures and Warrants:

In April 1999, the Company completed a subordinated secured convertible debenture private placement totaling $20 million. In connection with the financing, the Company issued five-year warrants for approximately 909,000 shares of Class A Common stock at an exercise price equal to $8.921 per share, which was approximately 140% of the initial conversion price of the debentures. These warrants were determined to have a fair market value of $1 million. Subsequently, in December 1999, the Company repriced the warrants from $8.921 to $5.92 per share and, due to this debt modification, increased the value of the warrants by approximately $838,000. The total value of the warrants, approximately $1.8 million, was recorded as a debt discount in the March 31, 2000 consolidated balance sheet and was being amortized over the life of the convertible debentures of five years. This unamortized amount was recorded to equity on a pro rata basis as debentures converted.

As of March 31, 2000, holders of these debentures converted an aggregate principal amount of $12,720,000 and the accrued interest thereon of approximately $110,000 into 2,013,548 shares of Class A common stock at a conversion price of $6.372 per shares. The amount converted to equity is net of a pro rata portion of the total debt discount and debt issuance costs in the amounts of $1,168,788 and $639,279, respectively.

During fiscal year 2001, the remaining debentures, with a principal amount of $7,280,000 and accrued interest of approximately $135,000 were converted into 1,163,620 shares of Class A common stock at a conversion price of $6.372 per share. The amount converted to equity is net of a pro rata portion of the total debt discount and debt issuance costs in the amounts of $668,929 and $530,708 respectively.

On June 29, 2001, in consideration of a guarantee given by several shareholders to support the credit facility, the Company granted warrants to purchase 512,820 shares of Class A common stock at a conversion price of $1.95 per share. The warrants are exercisable at any time until June 29, 2006. The total value of the warrants, approximately $46,000, was recorded as expense.

As of March 31, 2003, all warrants were outstanding.

Note 5. Income Taxes:

The Company utilizes the liability method of accounting for income taxes and deferred taxes are determined based on the differences between the financial statements and tax basis of assets and liabilities given the provisions of the enacted tax laws. The income tax benefits charged to net income are summarized as follows:

	Fiscal Year Ended March 31,		
	2001	2002	2003
	(in thousands)		
Federal:			
Current	$ --	$ --	$ 372
Deferred	--	--	--
	--	--	372
State:			
Current	--	--	--
Deferred	--	--	--
	--	--	--
Total	$ --	$ --	$ 372

The Company utilizes the flow-through method to account for tax credits. In fiscal 2001, 2002 and 2003, the Company generated approximately $500,000, $846,000 and $170,000, respectively, of tax credits.

The statutory federal income tax rate is reconciled to the Company's effective income tax rates below:

	Fiscal Year Ended March 31,		
	2001	2002	2003
Statutory federal income tax rate	(34.0)%	(34.0)%	34.0%
Meals and entertainment	0.1	0.1	0.7
State income tax, net of federal tax effect	(4.9)	(4.9)	4.9
Income tax credits recognized	(0.5)	(0.3)	(2.3)
Valuation allowance	26.0	10.5	(40.1)
Goodwill amortization	13.2	28.5	6.1
Other	0.1	0.1	1.6
	0.0%	0.0%	4.9%

Components of the net deferred income tax asset are as follows:

	March 31,	
	2002	2003
	(in thousands)	
Deferred income tax assets:		
Allowance for doubtful accounts	$ 683	$329
Alternative minimum tax credit	998	998
Research and development credit carryforward	5,835	5,674
Capital loss carryforward	2,328	--
Compensation accruals	1,223	854
Inventory reserves	11,247	3,014
Warranty reserve	1,203	500
Net operating loss carryforward	65,460	66,127
Accrued interest	1,164	--
Property	770	1,264
Other	2,309	2,705
	93,220	81,465
Deferred income tax liabilities:		
Property and equipment	159	111
Other	11	9
	170	120
Valuation allowance	(67,605)	(56,130)
Net deferred income tax asset	$ 25,445	$ 25,215

Income tax expense was recorded for the fiscal year ended March 31, 2003 due to the results on an Internal Revenue Service audit on Teltrend Inc. for pre-acquisition periods.

Realization of deferred tax assets associated with the Company's future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration. Although realization of the net deferred tax asset is not assured and the Company has incurred taxable losses for the 2001, 2002 and 2003 fiscal years, management believes that it is more likely than not that it will generate taxable income sufficient to realize a portion of the tax benefit associated with future temporary differences, net operating loss carryforwards and tax credit carryforwards prior to their expiration through a tax planning strategy available to the Company. The tax planning strategy upon which the Company is relying involves the potential sale of the Company's 91.5% owned Conference Plus Inc. subsidiary. The estimated gain generated by the sale of this business would generate sufficient taxable income to offset the recorded net deferred tax assets. In fiscal 2003, the Company wrote off a fully reserved capital loss carryforward obtained in the Teltrend acquisition and a fully reserved foreign net operating loss carryforward. These carryforwards were deemed to have no value as the Company has no ability to create a capital gain or qualified foreign income to use the credits. In addition, the Company reduced the recorded valuation allowance such that approximately $25 million of recorded net deferred tax asset is supported by the tax planning strategy. The Company based its estimate upon an independent appraisal of the value of the business in the fourth quarter of fiscal year 2003. This appraisal, which is based on discounted future cash flow, was used in the Company's evaluation of the recorded net deferred tax assets and it was determined that the tax planning strategy was sufficient to support the realization of the recorded deferred income tax assets. On a quarterly basis, management will assess whether it remains more likely than not that the net deferred tax asset will be realized. If the appraised value of Conference Plus Inc. is not sufficient to generate taxable income to recover the deferred tax benefit recorded, an increase in the valuation allowance will be required through a charge to the income tax provision. However, if the Company achieves sufficient profitability or has available additional tax planning strategies to utilize a greater portion of the deferred tax asset, a reduction in the valuation allowance will be recorded.

The Company has approximately $6.7 million in income tax credit carryforwards and a tax benefit of $66.1 million related to a net operating loss carryforward that is available to offset taxable income in the future. The tax credit carryforwards begin to expire in 2008 and the net operating loss carryforward begins to expire in 2012.

Note 6. Commitments:

The Company leases a 185,000 square foot corporate facility in Aurora, Illinois to house manufacturing, engineering, sales, marketing and administration pursuant to a lease that runs through 2017.

The Company also has lease commitments to lease other office and warehouse facilities at various locations. All of the leases require the Company to pay utilities, insurance and real estate taxes on the facilities. In addition, the Company has leases for manufacturing equipment, computer equipment, photocopiers and autos. Total rent expense was $5.3 million, $6.7 million and $7.1 million for 2001, 2002, and 2003, respectively.

Total minimum future rental payments at March 31, 2003 are as follows (in thousands):

2004	$ 4,558
2005	3,737
2006	3,511
2007	3,350
2008	3,390
Thereafter	22,639
	$ 41,185

Note 7. Capital Stock and Stock Restriction Agreements:

Capital Stock Activity:

On October 25, 2001 at the Annual Meeting of Stockholders, the stockholders approved an amendment to the Company's Amended and Restated Certificate of Incorporation to increase the number of shares of Class A Common Stock authorized for issuance from 85,000,000 to 109,000,000.

The Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders.

Stock Restriction Agreements:

The members of the Penny family (major stockholders) have a Stock Transfer Restriction Agreement which prohibits, with limited exceptions, such members from transferring their Class A Common Stock or Class B Common Stock acquired prior to November 30, 1995, without first offering such stock to the other members of the Penny family. A total of 18,824,908 shares of Common Stock are subject to this Stock Transfer Restriction Agreement.

Shares issued and outstanding:

The following table summarizes Common Stock transactions for fiscal years 2001, 2002 and 2003.

	Common Stock Shares Issued and Outstanding		Treasury Stock
	Class A	Class B (in thousands)	
Balance, March 31, 2000	40,179	19,051	--
Class B Stock Converted to Class A Stock	36	(36)	--
Conversion of subordinated debentures	1,164	--	--
Options Exercised	1,044	--	--
Shares sold under Employee Stock Purchase Plan	50	--	--
Balance, March 31, 2001	42,473	19,015	--
Issuance of Class A Common Stock	3,315	--	--
Options Exercised	5	--	--
Shares sold under Employee Stock Purchase Plan	114	--	--
Treasury stock	--	--	(93)
Balance, March 31, 2002	45,907	19,015	(93)
Issuance of Class A Common Stock	--	--	--
Options Exercised	59	--	--
Shares sold under Employee Stock Purchase Plan	--	--	--
Treasury stock	--	--	--
Balance, March 31, 2003	45,966	19,015	(93)

Note 8. Employee Benefit Plans:

401(k) Benefit Plan:

The Company sponsors a 401(k) benefit plan (the "Plan") which covers substantially all of its employees. The Plan is a salary reduction plan that allows employees to defer up to 15% of wages subject to Internal Revenue Service limits. The Plan also allows for Company discretionary contributions. The Company provided for discretionary and matching contributions to the Plan totaling approximately $1.3 million, $487,000 and $926,000 for fiscal 2001, 2002 and 2003, respectively.

Employee Stock Purchase Plan:

The Company maintains a stock purchase plan that allows participating employees to purchase, through payroll deductions, shares of the Company's Class A Common Stock for 85% of the average of the high and low reported sales prices at specified dates. Under the stock purchase plan, 217,950 shares are authorized. As of March 31, 2001 there were 76,781 shares available for future issuance. As of March 31, 2002 and March 31, 2003 no shares were available for issuance.

Employee Stock Incentive Plan:

In October 1995, the Company adopted a stock incentive plan (SIP plan) that permits the issuance of Class A Common Stock, restricted shares of Class A Common Stock, nonqualified stock options and incentive stock options to purchase Class A Common Stock, performance awards and stock appreciation rights to selected employees, officers, non-employee directors of the Company and advisory board members and consultants. No stock awards were issued in fiscal 2001, 2002 or 2003.

During March 2000, as part of the Teltrend merger (see Note 1), the Company adopted the following three stock options plans (collectively the "three adopted option plans"): Teltrend Inc. 1995 Stock Option Plan (the "1995 Stock Option Plan"), Teltrend Inc. 1996 Stock Option Plan (the "1996 Stock Option Plan"), and Teltrend Inc. 1997 Non-Employee Director Stock Option Plan (the "1997 Director Option Plan"). Under both the 1995 and 1996 Stock Option Plans nonqualified stock options were granted to key employees. Nonqualified stock options were granted to Non-Employee Directors under the 1997 Director Option Plan.

Under the Company's SIP, the 1995 Stock Option Plan, the 1996 Stock Option Plan, and the 1997 Director Option Plan ("all stock plans"), 13,000,000 shares were authorized and there were 1,733,149 shares available for further issuance at March 31, 2003. The stock option activity under all stock plans is as follows:

	Outstanding Options	Weighted Average Exercise Price
Outstanding at March 31, 2000	5,837,212	$7.17
Granted	3,859,650	11.79
Exercised	(1,043,826)	5.53
Expired	--	--
Canceled	(1,293,708)	9.75
Outstanding at March 31, 2001	7,359,328	$ 9.37
Granted	5,726,973	1.94
Exercised	(5,000)	2.12
Expired	--	--
Canceled	(3,863,173)	7.35
Outstanding at March 31, 2002	9,218,128	$ 5.61
Granted	3,181,671	2.01
Exercised	(59,375)	1.50
Expired	--	--
Canceled	(807,625)	6.08
Outstanding at March 31, 2003	11,532,799	$ 4.60

The exercise price of the stock options granted is generally established at the market price on the date of the grant. The Company has reserved Class A Common Stock for issuance upon exercise of these options granted.

During fiscal 2001 and 2002, respectively, the Company granted 3,000 and 30,000 stock options to non-employee advisory board members or consultants. Compensation expense of $13,545 and $23,871 was recognized for the issuance of these non-employee stock options under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" FAS 123 for fiscal 2001and 2002 respectively. There were no non-employee grants in fiscal year 2003.

In computing the fair value of stock options granted as disclosed in Note 1, the fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model, with the exception of the options assumed in the acquisition which are described in Note 1. The estimate assumes, among other things, a risk-free interest rate of 2.8% for fiscal year 2003 and 6.5% for fiscal years 2002 and 2001 and no dividend yield; expected volatility of 98% for fiscal year 2003 and 73% for fiscal years 2002 and 2001 and an expected life of 7 years. A majority of the options granted to employees in fiscal 2001 vest ratably over five years. A majority of the options granted to employees in fiscal 2002 vest ratably over two to five years. In fiscal year 2003, approximately half of the options issued vest upon the earlier of the achievement of company and individual goals established or 8 years. The majority of the remaining options issued in fiscal year 2003 vest over five years. The weighted average fair value of the options granted during the years ended March 31, 2001, 2002 and 2003 were $8.43, $1.94 and $2.01, respectively.

The following table summarizes information about all stock options outstanding as of March 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 3/31/03	Remaining Life	Weighted-Average Exercise Price	Number Exercisable at 3/31/03	Weighted Average Exercise Price
$1.07 - $1.57	3,674,491	8.81 yrs	$ 1.38	329,013	$ 1.18
1.60 - 2.19	2,677,652	8.20 yrs	2.03	826,722	2.08
2.21 - 5.03	3,043,551	7.54 yrs	4.23	1,175,045	4.47
5.04 - 35.65	2,130,905	5.86 yrs	13.83	1,955,565	13.71
36.18 – 36.18	6,200	6.97 yrs	36.18	3,720	36.18
$1.07 - 36.18	11,532,799	7.79 yrs	$ 4.60	4,290,065	$ 7.99

Note 9. Segment and Related Information:

Operating Segments:

Westell's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and market strategy. They consist of:

1) A telecommunications equipment manufacturer of local loop access products, and
2) A multi-point telecommunications service bureau specializing in audio teleconferencing, multi-point video conferencing, broadcast fax and multimedia teleconference services.

Performance of these segments is evaluated utilizing, revenue, operating income and total asset measurements. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Segment information for the fiscal years ended March 31, are as follows:

	Telecom Equipment	Telecom Services	Consolidated Total
2001			
Revenues	$319,494	$41,983	$361,477
Operating income (loss)	(99,387)	8,128	(91,259)
Depreciation and amortization	40,553	3,388	43,941
Total assets	295,960	19,179	315,139
2002			
Revenues	$191,302	$48,521	$239,823
Operating income (loss)	(166,063)	4,420	(161,643)
Depreciation and amortization	35,847	4,375	40,222
Total assets	105,969	20,184	126,153
2003			
Revenues	$168,216	$41,805	$210,021
Operating income	8,001	2,302	10,303
Depreciation and amortization	8,843	4,475	13,318
Total assets	86,702	22,772	109,474

Reconciliation of operating (loss) for the reportable segments to income (loss) before income taxes:

	Fiscal Year Ended March 31,		
	2001	2002	2003
Operating income (loss)	$ (91,259)	$ (161,643)	$ 10,303
Other expense, net	--	(222)	(9)
Interest expense	2,197	5,564	2,648
Income (loss) before income taxes	$ (93,456)	$ (167,429)	$ 7,646

Enterprise-wide Information:

The Company's revenues are primarily generated in the United States. More than 90% of all revenues were generated in the United States in fiscal years 2002 and 2003 and approximately 84% in fiscal year 2001.

Significant Customers and Concentration of Credit:

The Company is dependent on certain major telephone companies that represent more than 10% of the total revenue. Sales to major customers and successor companies that exceed 10% of total revenue are as follows:

	Fiscal Year Ended March 31,		
	2001	2002	2003
Verizon	25.9%	43.2%	42.5%
SBC	17.6	14.9	15.2
BellSouth	1.6	0.7	13.9
Fujitsu Telecommunications Europe Limited	14.3	3.5	1.8

Major telephone companies comprise a significant portion of the Company's trade receivables. Receivables from major customers that exceed 10% of total accounts receivable balance are as follows:

	Fiscal Year Ended March 31,	
	2002	2003
Verizon	46.5%	50.3%
SBC	12.6	22.7
Fujitsu Telecommunications Europe Limited	10.4	1.3

Geographic Information

The Company's financial information by geographic area was as follows for the years ended March 31:

	Domestic	International (in thousands)	Total
2001			
Revenue	$ 303,758	$ 57,719	$ 361,477
Operating loss	(88,394)	(2,865)	(91,259)
Identifiable assets	313,067	2,072	315,139
2002			
Revenue	$ 224,341	$ 15,482	$ 239,823
Operating loss	(161,513)	(130)	(161,643)
Identifiable assets	124,045	2,108	126,153
2003			
Revenue	$ 198,771	$ 11,250	$ 210,021
Operating income (loss)	11,511	(1,208)	10,303
Identifiable assets	106,591	2,883	109,474

International identifiable assets and operating loss are related to Westell Ltd., which is located in the United Kingdom and Conference Plus Global Services, Ltd., which is located in Dublin Ireland.

Note 10. Restructuring charge:

The Company recognized restructuring costs of $2.9 million in the three months ended March 31, 2000. Approximately $2.4 million of the total restructuring cost had been accrued in connection with the purchase of Teltrend Inc. and related primarily to the termination of approximately 30 Teltrend Inc. employees. The remaining $0.5 million of the restructuring costs has been charged to operations and related to personnel, legal, and other related costs incurred in order to eliminate redundant employees due to the acquisition of Teltrend Inc. The goal of the restructuring plan was to combine and streamline the operations of the two companies and to achieve synergies related to the manufacture and distribution of common product lines. As of March 31, 2003, $2.6 million of these restructuring costs had been paid leaving a balance of approximately $0.3 million.

The Company recognized a restructuring charge of $6.3 million in fiscal year 2002. These charges included personnel, facility and certain development contract costs. The purpose of the fiscal 2002 restructuring plan was to decrease costs primarily by a workforce reduction of approximately 200 employees and to realign the Company's cost structure with the Company's anticipated business outlook. During fiscal year 2003, a portion of a leased facility previously vacated was sublet resulting in a reversal of $0.9 million of facility lease costs accrued in fiscal 2002. As of March 31, 2003, $4.4 million of the fiscal 2002 restructuring costs had been paid leaving a balance of approximately $1.0 million.

The Company recognized a net restructuring expense of $1.7 million consisting of a charge of $2.6 million offset by an $855,000 reversal in fiscal year 2003. This charge included personnel and facility costs related primarily to the closing of a Conference Plus, Inc. facility and personnel and facility charges at Westell Limited. The reversal relates to a reduction in an accrual for lease cost due to the sublet of a leased facility at Conference Plus, Inc. in fiscal 2002. Approximately 25 employees were impacted by these reorganizations. As of March 31, 2003, the Company paid approximately $0.9 million of these accrued restructuring costs leaving a balance of $1.6 million.

The restructuring charges and their utilization are summarized as follows:

(Dollars in thousands)	Accrued at March 31 2000	2001 Charged	2001 Utilized	Accrued at March 31 2001	2002 Charged	2002 Utilized	Accrued at March 31 2002	2003 Charged net of reversal	2003 Utilized	Accrued at March 31 2003
Employee costs	$ 2,604	$ 1,550	$ 1,552	$ 2,602	$ 4,066	$4,629	$ 2,039	$1,120	$2,390	$ 769
Legal, other and facility costs	300	150	55	395	2,191	412	2,174	552	650	2,076
Total........................	$ 2,904	$ 1,700	$ 1,607	$ 2,997	$ 6,257	$ 5,041	$ 4,213	$ 1,672	$ 3,040	$ 2,845

Note 11. Other income(expense), net:

Other income (expense), net for the years ended March 31, 2002 and 2003 was primarily due to interest income, unrealized gains and losses on intercompany balances denominated in foreign currency, and the elimination of minority interest.

Note 12. Earnings Per Share

	Year ended March 31,		
Dollars in thousands, except per share amounts	2001	2002	2003
Basic Earnings (Loss) per Share:			
Net income (loss)	$ (93,856)	$ (167,429)	$ 7,274
Average basic shares outstanding	61,072	64,317	64,925
Basic net income (loss) per share	$ (1.54)	$ (2.60)	$ 0.11
Diluted Earnings (Loss) per Share:			
Net income (loss)	$ (93,856)	$ (167,429)	$ 7,274
Average diluted shares outstanding	61,072	64,317	64,925
Effect of dilutive securities: stock options and warrants	-	-	201
	61,072	64,317	65,126
Diluted net income (loss) per share	$ (1.54)	$ (2.60)	$ 0.11

WESTELL TECHNOLOGIES, INC. AND SUBSIDIARIES

SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

ACCOUNTS RECEIVABLE ALLOWANCES
(In thousands)

	2001	2002	2003
Balance at beginning of year	$855	$1,363	$1,531
Provision for doubtful accounts	627	971	623
Write-offs of doubtful accounts, net of recoveries	(119)	(803)	(1,249)
Balance at end of year	$1,363	$1,531	$905

Board of Directors

John Seazholtz
Retired Chief Technology Officer
Bell Atlantic Corporation

E. Van Cullens
President and Chief Executive Officer
Westell Technologies, Inc.

Paul Dwyer
Retired Vice President, Finance
Henry Crown and Company

Robert Penny III
Managing Director
[illegible] Management

Roger L. Plummer
Managing Director
International Engineering Consortium

Tom Reynolds
Partner
Winston & Strawn

Bernard F. Sergesketter
Retired Vice President
AT&T

Melvin Simon
President
Melvin J. Simon and Associates, Ltd.

Executive Officer Team

E. Van Cullens
President and Chief Executive Officer
Westell Technologies, Inc.

Nicholas C. Hindman
Senior Vice President, CFO, Treasurer
and Secretary
Westell Technologies, Inc.

Bill Noll
Senior Vice President of Engineering
and Chief Technology Officer
Westell Technologies, Inc.

John Clark
Senior Vice President Operations
Westell Technologies, Inc.

Rob Guglielmi
Vice President Sales and Customer Service
Westell Technologies, Inc.

Brian Powers
Vice President of Business Development
Westell Technologies, Inc.

Gordon Reichard, Jr.
Vice President of Marketing
Westell Technologies, Inc.

Gary Hansen
Vice President Human Resources
Westell Technologies, Inc.

Mike Samocki
Vice President Quality
Westell Technologies, Inc.

Timothy J. Reedy
President and Chief Executive Officer
ConferencePlus, Inc.

Westell Technologies, Inc. 750 N. Commons Drive Aurora, Illinois 60504 USA
630.898.2500 fax 630.375.4940 www.westell.com